UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 1)*

                             Hexcel Corporation
-------------------------------------------------------------------------------
                              (Name of Issuer)

                 Common Stock (Par Value $ 0.01 Per Share)
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                428290 10 0
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                               (CUSIP Number)


           Robert C. Schwenkel, Esq.                   Ben I. Adler, Esq.
   Fried, Frank, Harris, Shriver & Jacobson           Goldman, Sachs & Co.
              One New York Plaza                        85 Broad Street
              New York, NY 10004                       New York, NY 10004
                (212) 859-8000                           (212) 902-1000

-------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                            December 18, 2002
-------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 428290 10 0                                      Page 2 of 67

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        THE GOLDMAN SACHS GROUP, INC.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF,OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               32,002

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           14,525,000

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             32,002

                10. SHARED DISPOSITIVE POWER

                        14,525,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,557,002

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        37.9%

14. TYPE OF REPORTING PERSON

        HC-CO

                             SCHEDULE 13D

CUSIP No. 428290 10 0                                      Page 3 of 67

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GOLDMAN, SACHS & CO.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [X]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        NEW YORK

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           14,525,000

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             0

                10. SHARED DISPOSITIVE POWER

                        14,525,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,525,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        37.8%

14. TYPE OF REPORTING PERSON

        BD-PN-IA

                             SCHEDULE 13D

CUSIP No. 428290 10 0                                      Page 4 of 67

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS ADVISORS 2000, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           11,278,155

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             0

                10. SHARED DISPOSITIVE POWER

                        11,278,155

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,278,155

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        29.4%

14. TYPE OF REPORTING PERSON

        OO

                             SCHEDULE 13D

CUSIP No. 428290 10 0                                      Page 5 of 67

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GOLDMAN, SACHS & CO. oHG

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        GERMANY

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           345,764

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             0

                10. SHARED DISPOSITIVE POWER

                        345,764

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        345,764

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.9%

14. TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 428290 10 0                                      Page 6 of 67

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GOLDMAN, SACHS MANAGEMENT GP GmbH

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        GERMANY

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           345,764

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             0

                10. SHARED DISPOSITIVE POWER

                        345,764

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        345,764

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.9%

14. TYPE OF REPORTING PERSON

        CO

                             SCHEDULE 13D

CUSIP No. 428290 10 0                                      Page 7 of 67

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS EMPLOYEE FUNDS 2000 GP, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           2,628,354

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             0

                10. SHARED DISPOSITIVE POWER

                        2,628,354

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,628,354

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.8%

14. TYPE OF REPORTING PERSON

        OO

                             SCHEDULE 13D

CUSIP No. 428290 10 0                                      Page 8 of 67

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        STONE STREET 2000, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           272,727

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             0

                10. SHARED DISPOSITIVE POWER

                        272,727

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        272,727

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.7%

14. TYPE OF REPORTING PERSON

        OO

                             SCHEDULE 13D

CUSIP No. 428290 10 0                                      Page 9 of 67

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS CAPITAL PARTNERS 2000, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           8,272,312

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             0

                10. SHARED DISPOSITIVE POWER

                        8,272,312

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,272,312

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.5%

14. TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 428290 10 0                                      Page 10 of 67

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        CAYMAN ISLANDS

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           3,005,843

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             0

                10. SHARED DISPOSITIVE POWER

                        3,005,843

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,005,843

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.8%

14. TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 428290 10 0                                      Page 11 of 67

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS CAPITAL PARTNERS 2000 GmbH & CO. BETEILIGUNGS KG

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        GERMANY

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           345,764

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             0

                10. SHARED DISPOSITIVE POWER

                        345,764

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        345,764

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.9%

14. TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 428290 10 0                                      Page 12 of 67

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS CAPITAL PARTNERS 2000 EMPLOYEE FUND, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           2,628,354

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             0

                10. SHARED DISPOSITIVE POWER

                        2,628,354

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,628,354

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.8%

14. TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 428290 10 0                                      Page 13 of 67

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        STONE STREET FUND 2000, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           272,727

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             0

                10. SHARED DISPOSITIVE POWER

                        272,727

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        272,727

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.7%

14. TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 428290 10 0                                      Page 14 of 67

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LXH HOLDINGS CORP.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           221,325.7

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             0

                10. SHARED DISPOSITIVE POWER

                        221,325.7

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        221,325.7

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.6%

14. TYPE OF REPORTING PERSON

        CO

                             SCHEDULE 13D

CUSIP No. 428290 10 0                                      Page 15 of 67

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LXH HOLDINGS, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           257,299.2

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             0

                10. SHARED DISPOSITIVE POWER

                        257,299.2

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        257,299.2

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.7%

14. TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 428290 10 0                                      Page 16 of 67

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LXH, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF, WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           8,272,312

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             0

                10. SHARED DISPOSITIVE POWER

                        8,272,312

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,272,312

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.5%

14. TYPE OF REPORTING PERSON

        OO

                             SCHEDULE 13D

CUSIP No. 428290 10 0                                      Page 17 of 67

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LXH II, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF, WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           6,252,688

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             0

                10. SHARED DISPOSITIVE POWER

                        6,252,688

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,252,688

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.3%

14. TYPE OF REPORTING PERSON

        OO

     This Amendment No. 1, filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors 2000, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs Management GP GmbH ("GS GmbH"), GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000"), Stone Street 2000, L.L.C. ("Stone 2000"), GS Capital Partners 2000, L.P. ("GS Capital"), GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany"), GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), Stone Street Fund 2000, L.P. ("Stone Street" and, together with GS Capital, GS Offshore, GS Germany and GS Employee, the "Limited Partnerships"), LXH Holdings Corp. ("LXH Corp."), LXH Holdings, L.P. ("LXH L.P."), LXH, L.L.C. ("LXH"), and LXH II, L.L.C. ("LXH II" and, together with LXH, the "Original Purchasers") (GS Group, Goldman Sachs, GS Advisors, GS oHG, GS GmbH, GS Employee 2000, Stone 2000, the Limited Partnerships, LXH Corp., LXH L.P., and the Original Purchasers, collectively, the "Filing Persons"), amends and supplements the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission (the "SEC") on December 28, 2000 (the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Hexcel Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.(1)

ITEM 2. IDENTITY AND BACKGROUND.
        -----------------------

The seventh and eighth sentences of the second paragraph of Item 2 are hereby amended and restated as follows:

GS oHG, a German partnership, is the sole stockholder of GS GmbH. GS GmbH, a German corporation, is the sole managing partner of GS Germany.

The eleventh sentence of the second paragraph of Item 2 is hereby amended to reflect that GS Germany is a German limited partnership, not a German civil law partnership.

The third sentence of the third paragraph of Item 2 is hereby amended and restated as follows:

The name, business address, present principal occupation or employment and citizenship of each member of the Principal Investment Area Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for GS Advisors, GS Capital, GS Offshore, GS Germany, GS Employee and Stone Street on behalf of Goldman Sachs, are set forth in Schedule II-A-ii hereto and are incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        -------------------------------------------------

Item 3 is hereby amended to add the following at the end thereof:

          As more fully described in Item 4 below, on December 18, 2002 (the "Signing Date"), the Limited Partnerships and the Company entered into a stock purchase agreement (the "December Stock Purchase Agreement"), pursuant to which, upon the terms and subject to the conditions contained therein, the Limited Partnerships agreed to purchase an aggregate of 47,125 shares (the "Series A Shares") of the Company's Series A Convertible Preferred Stock, without par value (the "Series A Preferred Stock"), and 47,125 shares (the "Series B Shares" and, together with the Series A Shares, the "Shares") of the Company's Series B Convertible Preferred Stock, without par value (the "Series B Preferred Stock" and together with the Series A Preferred Stock, the "Preferred Stock"), for an aggregate purchase price of $47,125,000. As of December 18, 2002, the Shares initially would be convertible into 18,781,162 shares of Common Stock, based on the initial conversion price of the Series A Preferred Stock and the Series B Preferred Stock of $3.00. The transactions contemplated by the December Stock Purchase Agreement are expected to close prior to May 30, 2003. The Limited Partnerships will obtain the funds required to purchase the Shares from capital contributions made by the partners of each of the Limited Partnerships.

--------
1 Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.


ITEM 4. PURPOSE OF TRANSACTION.
        ----------------------

Item 4 is hereby amended by adding the following immediately before the section entitled "Other Plans and Proposals" contained in the Schedule 13D:

General
-------

          The purpose of the contemplated acquisition of the Shares by the Limited Partnerships is to maintain a significant equity interest in the Company. The acquisition of the Shares by the Limited Partnerships upon the consummation of the transactions contemplated by the December Stock Purchase Agreement will maintain the percentage of the voting power of the Company's outstanding voting stock beneficially owned by the Limited Partnerships at approximately the same level beneficially owned by the Limited Partnerships on the date hereof.

December Stock Purchase Agreement
---------------------------------

          Pursuant to the December Stock Purchase Agreement, the Limited Partnerships have agreed to purchase an aggregate of 47,125 shares of Series A Preferred Stock and 47,125 shares of Series B Preferred Stock from the Company for an aggregate purchase price of $47,125,000 in cash. Subject to the satisfaction or waiver of the closing conditions set forth in the December Stock Purchase Agreement, the closing of the December Stock Purchase Agreement (the "Closing") will occur on such date and time (the "Shares Closing Date") as agreed upon by the Company and the Limited Partnerships, but in no event later than two business days following the date of the Stockholder Approval (as defined below). The December Stock Purchase Agreement contains customary representations and warranties by the parties for transactions of the type contemplated thereby.

     Conditions to Obligations of the Limited Partnerships and the Company

          The respective obligations of the Limited Partnerships and the Company to consummate the Closing are subject to the satisfaction or waiver at or prior to the Closing of the following conditions: (i) the expiration of the applicable waiting period (and any extension thereof) under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended; (ii) the absence of any laws, statutes, ordinances, rules, regulations, orders, injunctions, judgments, decrees or bodies of law, being in effect which prohibit the consummation of the transactions contemplated by the December Stock Purchase Agreement; (iii) the approval by holders of the requisite number of shares of Common Stock outstanding on the record date for a special meeting of stockholders called by the Company (the "Special Meeting") in accordance with the requirements of the DGCL and the rules of the New York Stock Exchange (the "NYSE") and Pacific Exchange, Inc. (the "PCX"), as applicable, of (x) the issuance of the Shares and the shares of Common Stock issuable upon conversion of the Shares, (y) the issuance and sale by the Company of 77,875 shares of Series A Preferred Stock and 77,875 shares of Series B Preferred Stock to other purchasers of such stock pursuant to separate agreements between such other purchasers and the Company (such other purchasers, the "Other Purchasers") and (z) the Company Charter Amendment (as defined in the December Stock Purchase Agreement) (the "Stockholder Approval"); (iv) the consummation by the Company of the Senior Debt Refinancing (as defined in the December Stock Purchase Agreement); (v) the making of any material foreign governmental and regulatory filings, the giving of all material notices and the obtainment of any material approvals, in each case, by the Company and/or the Limited Partnerships that the Company and the Limited Partnerships reasonably agree are required in connection with the consummation of the transactions contemplated by the December Stock Purchase Agreement, the amendment and restatement of the Governance Agreement (the "Amended and Restated Governance Agreement"), and the amendment and restatement of the Registration Rights Agreement (the "Amended and Restated Registration Rights Agreement" and, together with the Amended and Restated Governance Agreement, the "Related Agreements"); (vi) the approval for listing on the NYSE and the PCX, subject to official notice of issuance, of the shares of Common Stock issuable upon conversion of the Shares; and (vii) the receipt by the Company of not less than $77,875,000 in aggregate gross proceeds from simultaneous issuances of its Series A Preferred Stock and Series B Preferred Stock to parties other than the Limited Partnerships on the terms previously provided to the Limited Partnerships.

     Conditions to Obligations of the Limited Partnerships

          The obligations of the Limited Partnerships to consummate the Closing are subject to the satisfaction or waiver at or prior to the Closing of the following conditions: (i) all of the representations and warranties of the Company set forth in the December Stock Purchase Agreement must be true and correct, in each case as of the Signing Date and as of the Shares Closing Date, as if made at and as of such time, except
(w) to the extent expressly made as of an earlier date, in which case as of such date, (x) in the case certain representations and warranties, where failure to be true and correct would not have a material adverse effect on the financial condition, results of operations or business of the Company and its Subsidiaries (as defined in the December Stock Purchase Agreement), taken as a whole, other than (I) as a result of changes in general economic or industry conditions or changes in applicable laws, rules or regulations,
(II) as disclosed in a schedule to the December Stock Purchase Agreement, or (III) as a result of changes arising out of the announcement of the transactions contemplated by the December Stock Purchase Agreement (a "Material Adverse Effect"), (y) in the case of certain representations and warranties which must be true and correct in all material respects and (z) for changes specifically permitted by the December Stock Purchase Agreement; (ii) the Company must have performed, satisfied and complied with, in all material respects, all covenants and agreements set forth in the December Stock Purchase Agreement required to be performed at or prior to the Closing; (iii) the delivery by the Company to the Limited Partnerships of a certificate signed by its chief executive officer, dated the Shares Closing Date, to the effect that the conditions set forth in clauses (i) and (ii) of this paragraph have been satisfied; (iv) the execution and delivery by the Company of the Related Agreements, the stockholders agreement, dated as of the Shares Closing Date, among the Company and the Other Purchasers (the "Other Stockholders Agreement"), and the registration rights agreement, dated as of the Shares Closing Date, among the Company and the Other Purchasers of Series A Preferred Stock and Series B Preferred Stock, and certain other deliveries pursuant to the December Stock Purchase Agreement; (v) the filing by the Company of the Certificate of Designations of the Series A Preferred Stock (the "Series A Preferred Stock Certificate of Designations") and the Certificate of Designations of the Series B Preferred Stock (the "Series B Preferred Stock Certificate of Designations") with the Secretary of State of the State of Delaware; (vi) the resignation from the Board, effective as of the Closing, of one director of the Company; (vii) since June 30, 2002, there not having occurred any change, event or development or series of changes, events or developments which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect; (viii) the receipt by the Limited Partnerships of an opinion of counsel to the Company; (ix) the receipt by the Limited Partnerships of certain other deliveries including, without limitation, a certificate of the Company's Chief Executive Officer and Chief Financial Officer certifying that the transactions contemplated by December Stock Purchase Agreement do not violate the terms of the Senior Debt Refinancing, and as to such officers' good faith belief based on projections prepared by the Company believed to be reasonable in good faith, that the Company will be able to satisfy the financial covenants contained in the Senior Debt Refinancing documents, or a similar certification reasonably acceptable to the Limited Partnerships; and (x) the Company must not have amended, modified, waived, terminated or otherwise altered in any material respect the provisions, terms or conditions of any other agreements between the Company and any other Person (as defined in the December Stock Purchase Agreement) with respect to an investment in shares of Series A Preferred Stock and Series B Preferred Stock and the rights and obligations incident thereto without the consent of the Limited Partnerships.

     Conditions to Obligations of the Company

          The obligations of the Company to consummate the Closing are subject to the satisfaction or waiver at or prior to the Closing of the following conditions: (i) all of the representations and warranties of the Limited Partnerships set forth in the December Stock Purchase Agreement (other than those set forth in Sections 4.1, 4.2 and 4.8 of the December Stock Purchase Agreement) must be true and correct in all material respects, in each case as of the Signing Date and as of the Shares Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of the Limited Partnerships set forth in Sections 4.1, 4.2 and 4.8 of the December Stock Purchase Agreement must be true and correct in all respects, in each case as of the Signing Date and as of the Shares Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (iii) the Limited Partnerships must have performed, satisfied and complied with, in all material respects, all covenants and agreements set forth in the December Stock Purchase Agreement required to be performed by any of them under the December Stock Purchase Agreement at or prior to Closing; (iv) each of the Limited Partnerships must have delivered to the Company a certificate signed by an authorized signatory thereof, dated the Shares Closing Date, to the effect that the conditions set forth in clauses
(i), (ii) and (iii) of this paragraph have been satisfied; (v) the execution and delivery by the Limited Partnerships of the Related Agreements and certain other deliveries pursuant to the December Stock Purchase Agreement; and (vi) the receipt by the Company of an opinion of counsel to the Limited Partnerships.

     Covenants

          Payment of Fees and Expenses

          On the Shares Closing Date, the Company will make a closing payment to the Limited Partnerships in an aggregate amount equal $907,705 in cash for all of the Limited Partnerships, against receipt from the Limited Partnerships of the aggregate purchase price for the Shares. The Company has agreed to reimburse the Limited Partnerships, up to a maximum of $500,000, for all of the reasonable, documented, out-of-pocket legal, travel and accounting expenses incurred by the Limited Partnerships in connection with the transactions contemplated by the December Stock Purchase Agreement.

          Proxy Statement; Stockholder Approval

          Pursuant to the December Stock Purchase Agreement, the Company will hold the Special Meeting to obtain the Stockholder Approval and, in connection therewith, the Company will prepare a form of proxy statement (the "Proxy Statement") to be mailed to the stockholders of the Company in connection with the Special Meeting as soon as practicable after the Signing Date and will use its reasonable efforts to, among other things,
(i) respond as promptly as practicable to any comments made by the SEC with respect to the Proxy Statement and (ii) cause the definitive Proxy Statement to be mailed to its stockholders at the earliest practicable date following the clearance of the Proxy Statement by the SEC.

          In addition, pursuant to the December Stock Purchase Agreement, the Limited Partnerships agreed to vote or cause the Original Purchasers to vote, at the Special Meeting, all of the shares of Common Stock beneficially owned by the Original Purchasers in accordance with the recommendations of the Board that the stockholders of the Company vote to adopt and approve (i) the issuance of the Shares and the shares of Common Stock issuable upon conversion of the Shares, (ii) the Company Charter Amendment, and (iii) the adoption of the Hexcel Corporation 2003 Incentive Stock Plan and amendments to certain of the Company's existing equity incentive plans. The voting obligation described above is subject to the satisfaction of the following conditions as of the date of any such stockholder meeting: (a) the Board shall not have withdrawn or modified in an adverse manner its recommendation of the transactions contemplated by the December Stock Purchase Agreement; (b) the Company shall not be in material breach of its obligations under the December Stock Purchase Agreement; (c) there shall not have occurred a Material Adverse Effect since June 30, 2002; (d) the Company shall have received an executed commitment letter or entered into definitive agreements with respect to the Senior Debt Refinancing and the commitment letter or definitive agreements shall not have been withdrawn, waived, modified, terminated or otherwise altered in a manner adverse to the Company at any time prior to the Special Meeting and any adjournments thereof; and (e) the fairness opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., financial advisor to the Board ("Houlihan") shall not have been withdrawn or materially adversely modified by Houlihan.

          In addition, pursuant to the December Stock Purchase Agreement, except as otherwise contemplated by the Pledge Agreements, the Limited Partnerships will cause the Original Investors to not transfer, pledge, hypothecate, sell or otherwise dispose of, or encumber, grant any proxy or power of attorney over, any of the shares of Common Stock held by them, or deposit any of their shares of Common Stock into a voting trust or enter into a voting agreement, understanding or arrangement with respect to any of such shares of Common Stock at any time prior to the Special Meeting and any adjournments thereof.

          No Solicitation

          Pursuant to the December Stock Purchase Agreement, except to satisfy the condition discussed in clause (vii) under the caption "Conditions to Obligations of the Limited Partnerships and the Company" above or except as consented to by the Limited Partnerships, the Company and its Subsidiaries agreed not to, and the Company agreed to use its reasonable best efforts to cause its officers, directors, employees, financial advisors, consultants, attorneys, accountants and other agents not to, directly or indirectly, solicit, initiate, encourage or facilitate or take any action to solicit, initiate, encourage or facilitate the submission or making of any offer or proposal for, or any indication of interest in, any (i) direct or indirect acquisition or purchase of a business or assets that constitute 20% or more of the net revenues, net income or the assets of the Company and its Subsidiaries, taken as a whole,
(ii) direct or indirect acquisition or purchase of 20% or more of any class of equity securities of the Company, (iii) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of any class of equity securities of the Company, or (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, other than the transactions contemplated by the December Stock Purchase Agreement and the Other December Stock Purchase Agreement (any such offer, proposal or indication of interest, an "Alternate Proposal") or any inquiry with respect thereto or engage in discussions or negotiations with any Person with respect thereto, or, in connection with any Alternate Proposal or potential Alternate Proposal, disclose any nonpublic information relating to it or its Subsidiaries or afford access to the properties, books or records of it or its Subsidiaries to any Person that has made, or to such party's knowledge, is considering making, any Alternate Proposal; provided, however, that in the event that the Company receives an Alternate Proposal that could reasonably be expected to result in a bona fide Alternate Proposal, which does not contain any due diligence condition, on terms that the Board of the Company determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation and outside counsel) to be more favorable from a financial standpoint to the Company's stockholders than the transactions contemplated by the December Stock Purchase Agreement, taking into account any changes to the transactions contemplated by the December Stock Purchase Agreement that have been proposed by the Limited Partnerships in response to such proposal that was not solicited by it after the Signing Date and which did not otherwise result from a breach by the Company of this covenant (such Alternate Proposal, a "Superior Proposal"), then (a) the Company or its representatives may make such inquiries or conduct such discussions with respect to such Alternate Proposal as the Board, after consultation with outside counsel, may deem necessary to inform itself for the purpose of exercising its fiduciary duties and (b) if the Board by a majority vote determines in good faith (after receiving the advice of a financial adviser of nationally recognized reputation) that such Alternate Proposal is reasonably likely to result in a Superior Proposal, the Company and its representatives may conduct such additional discussions or provide such information as the Board may determine, but only if, (I) prior to such additional discussions or such provision of information, the Board by a majority vote determines in good faith, after consultation with outside counsel, that the failure to take such action would reasonably be expected to constitute a breach by it of its fiduciary duties to its stockholders under applicable law and (II) prior to providing any such information, the Company receives from such Person an executed agreement protecting the confidentiality of the information to be provided.

          Pursuant to the December  Stock Purchase  Agreement,  the Company
agreed  that  the  Board  may  not  withdraw  its   recommendation  of  the
transactions contemplated by the December Stock Purchase Agreement or approve or recommend, or cause the Company to enter into any agreement with respect to, any Alternate Proposal; provided, that, notwithstanding the foregoing, if the Board by a majority vote determines in good faith, after consultation with outside counsel, that such withdrawal of recommendation or approval or recommendation of a Superior Proposal or entering into an agreement with respect to a Superior Proposal may reasonably be expected to be required to satisfy its fiduciary duties, the Board may withdraw its recommendation of the transactions contemplated by the December Stock Purchase Agreement or approve or recommend a Superior Proposal, or cause the Company to enter into an agreement with respect to a Superior Proposal, but in each case only (i) after providing written notice to the Limited Partnerships advising the Limited Partnerships that the Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person(s) making such Superior
Proposal (the "Notice of Superior Proposal") and (ii) if, within five business days of the Limited Partnerships' receipt of the Notice of Superior Proposal, the Limited Partnerships do not make an offer which the Board by a majority vote determines in good faith (based on the advice of a financial advisor of nationally recognized reputation) to be as favorable to the Company's stockholders as such Superior Proposal; provided, however, that the Board will not be entitled to withdraw its recommendation of the transactions contemplated by the December Stock Purchase Agreement or cause the Company to enter into any agreement with respect to a Superior Proposal unless the December Stock Purchase Agreement has been or concurrently is terminated by its terms.

          Debt Refinancing

          Pursuant to the December Stock Purchase Agreement, the Company agreed to use its reasonable best efforts to consummate the Senior Debt Refinancing prior to the Shares Closing Date.

     Termination

          The December Stock Purchase Agreement may be terminated at any time prior to the Shares Closing Date:

          (i) by the mutual written consent of each of the Limited Partnerships and the Company;

          (ii) by the Limited Partnerships or the Company: (a) if the Closing has not occurred on or before May 30, 2003 (the "Expiration Date") and the December Stock Purchase Agreement has not previously been terminated; provided, that the right to terminate the December Stock Purchase Agreement pursuant to this provision is not available to any party whose failure to fulfill any obligation under the December Stock Purchase Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before such date; (b) if any Governmental Entity (as defined in the December Stock Purchase Agreement) has issued an order, judgment, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the December Stock Purchase Agreement and such order, judgment, decree, ruling or other action has become final and non-appealable; provided, that the right to terminate the December Stock Purchase Agreement pursuant to this provision is not available to any party whose failure to fulfill any obligation under the December Stock Purchase Agreement was the cause of, or resulted in, the issuance of such order, judgment, decree or ruling; or (c) if, at the Special Meeting, the Stockholder Approval is not obtained; provided, that the right to terminate the December Stock Purchase Agreement pursuant to this provision is not be available to any party whose failure to fulfill any obligation under the December Stock Purchase Agreement was the cause of, or resulted in, the failure to obtain the Stockholder Approval;

          (iii) by the Company: (a) if the Company receives a Superior Proposal and the Board has complied with the covenants contained in the "No Solicitation" provision the December Stock Purchase Agreement; or (b) if (1) the representations and warranties of any of the Limited Partnerships set forth in the December Stock Purchase Agreement (other than those set forth in Sections 4.1, 4.2 and 4.8 of the December Stock Purchase Agreement) are not true and correct in all material respects on and as of the Signing Date and on and as of the Shares Closing Date as if made on such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date),
     (2) the representations and warranties of any of the Limited Partnerships set forth in Sections 4.1, 4.2 and 4.8 of the December Stock Purchase Agreement are not true and correct in all material respects on and as of the Signing Date and on and as of the Shares Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) or (3) any of the Limited Partnerships has breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the December Stock Purchase Agreement to be performed or complied with by it, which inaccuracy or breach is incapable of being cured prior to the Expiration Date; and

          (iv) by the Limited Partnerships: (a) if the Board or any committee thereof has withdrawn or modified, in a manner adverse to the Limited Partnerships, its approval or recommendation of any of the transactions contemplated by the December Stock Purchase Agreement;
     (b) if (1) certain representations and warranties of the Company set forth in the December Stock Purchase Agreement are not true and correct on and as of the Signing Date and on and as of the date of such determination as if made on such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where failure to be true and correct would not have a Material Adverse Effect, (2) certain representations and warranties of the Company set forth in the December Stock Purchase Agreement are not true and correct in all material respects on and as of the Signing Date and on and as of the Shares Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) or (3) the Company has breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the December Stock
     Purchase Agreement to be performed or complied with by it, which inaccuracy or breach cannot be cured or has not been cured prior to the Expiration Date; or (c) if any change, event or development or series of changes, events or developments, individually or in the aggregate, has had a Material Adverse Effect subsequent to the Signing Date and which Material Adverse Effect is incapable of being cured prior to the Expiration Date, provided, that the right to terminate the December Stock Purchase Agreement pursuant to this provision is not available to any party whose failure to fulfill any obligation under the December Stock Purchase Agreement has been the cause of, or resulted in, such change, event or development.

          Termination of the December Stock Purchase Agreement will terminate all obligations and liabilities of the Company and the Limited Partnerships under the December Stock Purchase Agreement except for certain liabilities and obligations, including liabilities for breach by any party thereunder and obligations or liabilities for the payment of fees and expenses and for indemnification.

     Indemnification

          Pursuant to the December Stock Purchase Agreement, the Company agreed to indemnify the Limited Partnerships, their Affiliates (as defined in the December Stock Purchase Agreement), and their respective officers, directors, partners, members, employees, agents, representatives, successors and assigns (collectively, the "Investor Indemnified Persons") from and against all Losses (as defined in the December Stock Purchase Agreement) incurred or suffered by an Investor Indemnified Person arising from, relating to or as a result of (i) the breach of any of the representations or warranties (which breach shall be determined without regard to any materiality or Material Adverse Effect qualifications contained in the representation and warranty giving rise to such claim for indemnity), (ii) the breach of any covenants, obligations or agreements made by the Company in the December Stock Purchase Agreement and (iii) any actual or threatened Litigation (as defined in the December Stock Purchase Agreement) against an Investor Indemnified Person by any Person (other than an Investor Indemnified Person) in connection with (A) the transactions contemplated by the December Stock Purchase Agreement or by the Related Agreements, (B) the negotiation, execution, delivery and performance of the December Stock Purchase Agreement or the Related Agreements or (C) any actions taken (including, without limitation, the voting of, or failure to vote of, shares of the Company's common stock as contemplated by the
December Stock Purchase Agreement) by any Investor Indemnified Person pursuant to the December Stock Purchase Agreement or any Related Agreement or in connection with the transactions contemplated by the December Stock Purchase Agreement or any Related Agreement (whether or not the transactions contemplated by the December Stock Purchase Agreement or any Related Agreement are consummated); provided, however, that the Company does not have any obligation to indemnify the Investor Indemnified Persons to the extent such suit, action, claim or proceeding arises from a breach of the December Stock Purchase Agreement by any Investor Indemnified Person or a failure of any representation or warranty of the Limited Partnerships set forth in the December Stock Purchase Agreement to be true and correct and such breach or failure of a representation or warranty to be true and correct results in any condition to the Company's obligation to close being incapable of being satisfied prior to May 30, 2003. Each Limited Partnership, solely on behalf of itself, separately and not jointly, agreed to indemnify the Company, its Affiliates, and their respective officers, directors, partners, members, employees, agents, representatives, successors and assigns (collectively, the "Company Indemnified Persons") from and against all Losses incurred or suffered by a Company Indemnified Person arising from, relating to or as a result of (i) the breach of any of the representations or warranties, and (ii) the breach of covenants, obligations or agreements made by the Limited Partnerships in the December Stock Purchase Agreement. No claim may be made against the Company for indemnification with respect to breaches of representations and warranties with respect to any Losses unless the aggregate amount of Losses incurred by the Investor Indemnified Persons exceeds $2,000,000, and the Company will then only be liable for the amount of such Losses which exceed $2,000,000. The maximum amount recoverable by the Investor Indemnified Persons with respect to breaches of representations and warranties made by the Company under the December Stock Purchase Agreement is $10,000,000, except for breaches of a representation and warranty related to Securities and Exchange Commission reports where the maximum amount recoverable is $47,125,000. No claim may be made against the Limited Partnerships for indemnification with respect to breaches of representations and warranties with respect to any Losses unless the aggregate amount of Losses incurred by the Company Indemnified Persons exceeds $2,000,000, and the Limited Partnerships will then only be liable for the amount of such Losses which exceed $2,000,000. The maximum amount recoverable by all Company
Indemnified Persons in the aggregate with respect to breaches of representations and warranties made by the Limited Partnerships under the December Stock Purchase Agreement is $10,000,000 in the aggregate for all of the Limited Partnerships.

          The foregoing description of the December Stock Purchase Agreement is not intended to be complete and is qualified in its entirety by the complete text of the December Stock Purchase Agreement, which is filed as Exhibit 26 hereto and is incorporated herein by reference.

     Amended and Restated Governance Agreement
     -----------------------------------------

          In connection with the consummation of the transactions contemplated by the December Stock Purchase Agreement, at the Closing, the Limited Partnerships, the Original Purchasers and the Company will enter into the Amended and Restated Governance Agreement, which will amend and restate the Governance Agreement.

     Defined Terms

          As used in the Amended and Restated Governance Agreement:

          The term "Conversion Shares" means, at any time, those shares of Common Stock issuable upon conversion of the Preferred Stock (as equitably adjusted to reflect any stock split, combination, reorganization, recapitalization, reclassification or other similar event involving the Common Stock).

          The term "Disinterested Director" means, with respect to any Buyout Transaction, a director of the Company who is not an interested director (within the meaning of Section 144 of the DGCL) with respect to such Buyout Transaction, it being understood that no director designated by the Limited Partnerships, the Original Purchasers and certain of their Affiliates (as defined in the Amended and Restated Governance Agreement) (collectively, the "GS Investors") will be deemed to be not interested with respect to any Investor Buyout Transaction.

          The term "Independent Director" means a director of the Company who is not (x) a person designated by the GS Investors to serve as a member of the Board or (y) a person designated by the Other Purchasers and certain of their affiliates (the "Other Investors") to serve as a member of the Board and who (i) is not and has never been an officer, employee, partner or director of any of the GS Investors, the Other Investors or their respective Affiliates or associates (as defined in Rule 12b-2 under the Exchange Act) (in each case other than the Company) and (ii) has no affiliation or compensation, consulting or contractual relationship with any of the GS Investors, the Other Investors or their respective Affiliates or associates (in each case other than the Company) such that a reasonable person would regard such director as likely to be unduly influenced by any of such persons or any of their Affiliates or associates (in each case other than the Company).

          The term "Investor Buyout Transaction" means a Buyout Transaction by the GS Investors or their Affiliates or any other Person (as defined in the Amended and Restated Governance Agreement) acting on behalf of the GS Investors or their Affiliates, or any Person who is part of a Group with the Investors, involving the acquisition of all (but not less than all) of the Voting Securities held by the Other Holders, provided that all Other Holders are entitled to receive Requisite Consideration upon consummation of such Buyout Transaction.

          The term "Other Holders" means the holders of Voting Securities not Beneficially Owned (as defined in the Amended and Restated Governance Agreement) by any of the GS Investors.

          The term "Third Party Offer" means a bona fide offer to enter into a Buyout Transaction by a Person other than any of the GS Investors or any of their respective Affiliates, any other Person acting on behalf of any of the GS Investors or any of their respective Affiliates, or any Person who is part of a Group with any of the GS Investors or any of their respective Affiliates, that does not treat the GS Investors or their respective Affiliates differently than the Other Holders.

          The term "Total Voting Power of Hexcel" means the total number of votes that may be cast in the election of directors of the Company if all Voting Securities (as defined below) outstanding or treated as outstanding pursuant to the final two sentences of this definition were present and voted at a meeting held for such purpose. The percentage of the Total Voting Power of Hexcel Beneficially Owned by any Person is the percentage of the Total Voting Power of Hexcel that is represented by the total number of votes that may be cast in the election of directors of the Company by Voting Securities Beneficially Owned by such Person. In calculating such percentage, each share of Preferred Stock will be outstanding or will be treated as outstanding for all purposes of the Amended and Restated Governance Agreement without regard to the Person holding such share until such time as such share of Preferred Stock is redeemed or repurchased by the Company or converted into Common Stock in accordance with the Series A Preferred Stock Certificate of Designations or the Series B Preferred Stock Certificate of Designations, as applicable. In calculating such percentage, the Voting Securities Beneficially Owned by any Person that are not outstanding but are subject to issuance upon exercise or exchange of rights of conversion or any options, warrants or other rights Beneficially Owned by such Person shall be deemed to be outstanding for the purpose of computing the percentage of the Total Voting Power of Hexcel represented by Voting Securities Beneficially Owned by such Person, but shall not be deemed to be outstanding for the purpose of computing the percentage of the Total Voting Power of Hexcel represented by Voting Securities Beneficially Owned by any other Person.

          The term "Voting Securities" means the Common Stock, the Preferred Stock and any other securities of the Company or any of its subsidiaries entitled to vote generally in the election of directors of the Company or such subsidiary.

     Board Representation; Voting Rights

          For so long as the GS Investors Beneficially Own 20% or more of the Total Voting Power of Hexcel, the Company and the GS Investors will exercise all authority under applicable law to cause any Board Slate to consist of such nominees that, if elected, would result in the Board consisting of two directors designated by GS Capital, one director designated by LXH II and seven directors (including at least five Independent Directors), each of whom is not a person designated by the GS Investors to serve as a member of the Board and who is not and has never been an officer, employee, partner or director of any of the GS Investors or their Affiliates or associates (in each case other than the Company) and has no affiliation or compensation, consulting or contractual relationship with any of the GS Investors or their Affiliates or associates (in each case other than the Company) such that a reasonable person would regard such director as likely to be unduly influence by any of such persons or any of their Affiliates or associates (in each case other than the Company) (each, a "Non-Investor Director"); provided, however, that if the GS
Investors, directly or indirectly, during the term of the Amended and Restated Governance Agreement, sell, transfer or otherwise dispose of, on a cumulative basis, Beneficial Ownership of shares of Common Stock and/or Preferred Stock together representing 33 1/3% or more of the Total Voting Power of Hexcel represented by the aggregate number of (i) Initial Shares,
(ii) Shares and (iii) Conversion Shares (the Shares and Conversion Shares, collectively, the "New Goldman Shares") as of the Shares Closing Date to persons that are not GS Investors, then the Company and the GS Investors will exercise all authority under applicable law to cause any Board Slate to consist of such nominees that, if elected, would result in the Board consisting of one director designated by GS Capital, one director designated by LXH II and eight Non-Investor Directors (including at least six Independent Directors).

          For so long as the GS Investors Beneficially Own less than 20% but at least 15% of the Total Voting Power of Hexcel, the Company and the GS Investors will exercise all authority under applicable law to cause any Board Slate to consist of such nominees that, if elected, would result in the Board consisting of one director designated by GS Capital, one director designated by LXH II and eight Non-Investor Directors (including at least six Independent Directors); provided, however, that if the GS Investors, directly or indirectly, during the term of the Amended and Restated Governance Agreement, sell, transfer or otherwise dispose of, on a cumulative basis, Beneficial Ownership of shares of Common Stock and/or Preferred Stock together representing 66 2/3% of the Total Voting Power of Hexcel represented by the aggregate number of Initial Shares and New Goldman Shares as of the Shares Closing Date to persons that are not GS Investors, then the Company and the GS Investors will exercise all authority under applicable law to cause any Board Slate to consist of such nominees that, if elected, would result in the Board consisting of one director designated by GS Capital and nine Non-Investor Directors (including at least seven Independent Directors).

          For so long as the GS Investors Beneficially Own less than 15% but at least 10% of the Total Voting Power of Hexcel, the Company and the GS Investors will exercise all authority under applicable law to cause any Board Slate to consist of such nominees that, if elected, would result in the Board consisting of one director designated by GS Capital and nine Non-Investor Directors (including at least seven Independent Directors).

          In order to determine (i) the number of directors that the GS Investors may designate to any Board Slate and (ii) the percentage of the Total Voting Power of Hexcel Beneficially Owned by the GS Investors for purposes of the provisions in the Amended and Restated Governance Agreement described below under the heading "Approval Rights," the GS Investors will be deemed to Beneficially Own a percentage of the Total Voting Power of Hexcel that is no more than 39.3% of the Total Voting Power of Hexcel less the percentage of the Total Voting Power of Hexcel represented by any Voting Securities disposed of, directly or indirectly, by the GS Investors to Persons that are not GS Investors.

          The Company may increase the size of the Board through the appointment of one or more additional independent directors (as such term is used in the NYSE listing requirements) (each of which directors or directors will be selected by a majority of the Independent Directors and will be an Independent Director) in order to comply with any applicable law, regulation or NYSE rule; provided, that, in the event of any such change, the Company will use its commercially reasonable best efforts to give the GS Investors the right to nominate, as nearly as possible, that proportion of the directors as permitted by the terms of the Amended and Restated Governance Agreement. Each of the GS Investors will perform any and all actions as reasonably requested by the Company in order for the Board to be changed pursuant to this paragraph.

          For so long as the GS Investors are entitled to designate two or more director nominees for election to the Board under the Amended and Restated Governance Agreement, the finance, compensation, nominating, audit and any other committee of the Board will consist of at least one director designated by the GS Investors; provided, however, that if no director designated by the GS Investors is eligible for membership on an above-listed committee under the then-applicable listing standards of the NYSE or any other applicable law, rule or regulation, then such committee of the Board will include a director nominated by the GS Investors only when so permitted by the listing standards of the NYSE or any other applicable law, rule or regulation; provided, further, that the Company will exercise all authority under applicable law, rule and regulation to permit the inclusion of any director designated by the GS Investors on such committee including, without limitation, causing an increase in the number of directors on such committee. To the extent that directors designated by the GS Investors are not eligible for membership on the finance, compensation, nominating, audit or other committee of the Board, then the GS Investors will be entitled to designate a representative to attend and observe such committee meetings, provided that the observation is not prohibited by applicable listing standards, laws, rules or regulations.

          If, for any reason, any of the directors designated by the GS Investors are not elected to the Board by stockholders of the Company, then the Company will exercise all authority under applicable law to cause such person or persons designated by the GS Investors to be elected to the Board, and during any such absence of membership on the Board, the Company agrees that it will permit a representative of the GS Investors to attend all Board meetings (other than meetings solely of the Independent Directors) and all committees thereof (to the extent any director designated by the GS Investors would be entitled to attend such committee meetings) as an observer.

          If at any time the number of directors that the GS Investors are entitled to designate decreases pursuant to the terms of the Amended and Restated Governance Agreement, within 10 days thereafter the GS Investors will cause a sufficient number of such directors to resign from the Board so that the number of such directors on the Board after such resignation(s) equals the number of directors that the GS Investors have the right to designate. The GS Investors will also cause a sufficient number of directors to resign from any relevant committees of the Board so that such committees are comprised in the manner contemplated by the Amended and Restated Governance Agreement after giving effect to such resignation(s). Any vacancies created by these resignations will be filled by Independent Directors.

     Right to Maintain Level of Board Representation Upon Certain Issuances

          If at any time the percentage of the Total Voting Power of Hexcel Beneficially Owned by the GS Investors decreases as a result of an issuance of Voting Securities by the Company (other than certain issuances described in the Amended and Restated Governance Agreement), the GS Investors may notify the Company that the GS Investors intend to acquire a sufficient amount of additional Voting Securities necessary to maintain their then current level of Board representation within 90 days. In such event, until the end of such period, the Board will continue to have the number of directors designated by the GS Investors that corresponds to the percentage of the Total Voting Power of Hexcel Beneficially Owned by the GS Investors prior to any such issuance of Voting Securities by the Company.

     Approval Rights

          Pursuant to the Amended and Restated Governance Agreement, the Board will not authorize, approve or ratify any of the following actions without the approval of a majority of the directors designated by the GS Investors for so long as and at any time the GS Investors Beneficially Own 15% or more of the Total Voting Power of Hexcel (and, if the GS Investors percentage Beneficial Ownership of the Total Voting Power of Hexcel is reduced below 15% by an issuance of Voting Securities by the Company, no such authorization, approval, or ratification will be given by the Board without the approval of a majority of the directors designated by the GS Investors (x) until 10 business days after the Company notifies the GS Investors in writing of such issuance, and (y) if the GS Investors will have notified the Company within 10 business days after their receipt of a written notification of such issuance that the GS Investors, pursuant to the Amended and Restated Governance Agreement, intend to acquire a sufficient amount of Voting Securities within the 90-day period referred to therein (as described above in "Right to Maintain Level of Board Representation Upon Certain Issuances), so that the GS Investors will Beneficially Own at least 15% of the Total Voting Power of Hexcel by the end of such 90-day period, during the 90-day period following an issuance of Voting Securities by the Company that causes the GS Investors to Beneficially Own less than 15% of the Total Voting Power of Hexcel):

          (i) any merger, consolidation, acquisition or other business combination involving the Company or any subsidiary of the Company (other than a Buyout Transaction) if the value of the consideration to be paid or received by the Company and/or its stockholders in any such individual transaction or in such transaction when added to the aggregate value of the consideration paid or received by the Company and/or its stockholders in all other such transactions approved by the Board during the immediately preceding 12 months exceeds the greater of (x) $75 million or (y) 11% of the Company's total consolidated assets;

          (ii) any sale, transfer, assignment, conveyance, lease or other disposition or any series of related dispositions of any assets, business or operations of the Company or any of its subsidiaries (other than a Buyout Transaction) if the value of the assets, business or operations so disposed during the immediately preceding 12 months exceeds the greater of (x) $75 million or (y) 11% of the Company's total consolidated assets; or

          (iii) any issuance by the Company or any Significant Subsidiary of the Company of equity or equity-related securities (other than (1) pursuant to customary employee or director stock option or incentive compensation or similar plans approved by the Board or a duly authorized committee of the Board, (2) pursuant to transactions solely among the Company and its wholly owned subsidiaries, (3) upon conversion of convertible securities or upon exercise of warrants or options, which convertible securities, warrants or options are either outstanding on the Shares Closing Date or approved by the Board or a duly authorized committee of the Board after the Shares Closing Date, or (4) in connection with any mergers, consolidations, acquisitions or other business combinations involving the Company or any subsidiary of the Company which are approved by the Board or a duly authorized committee of the Board) for which the consideration received by the Company for such transactions during the immediately preceding 12 months exceeds $25 million.

          For so long as there are any directors appointed by the GS Investors serving on the Board, the Board may not authorize, approve or ratify any action, at a meeting of the Board, by written consent or otherwise, without the approval of a minimum of six members of the Board, of which at least two of such six members must be Independent Directors, or in the event that the Board will consist of less than six members due to vacancies on the Board, the approval of all members of the Board.

     Solicitation and Voting of Shares

          Pursuant to the Amended and Restated Governance Agreement, in any election of directors or at any meeting of the stockholders of the Company called expressly for the removal of directors, for so long as the Board includes (and will include after any such removal) directors designated by the GS Investors contemplated by the Amended and Restated Governance Agreement, the GS Investors must be present for purposes of establishing a quorum and will vote all their Voting Securities entitled to vote (1) in favor of any nominee or director selected in accordance with the Amended and Restated Governance Agreement, (2) in favor of any nominee or director placed by the Company on the slate of directors presented to stockholders for election to the Board in accordance with the terms of any other stockholders agreement, existing on the Shares Closing Date, between the Company and a holder or holders of Voting Securities, (3) against the removal of any director designated in accordance with the Amended and Restated Governance Agreement and (4) against the removal of any director placed by the Company on the slate of directors presented to stockholders for election to the Board and elected to the Board by stockholders in accordance with the terms of any other stockholders agreement, existing on the Shares Closing Date, between the Company and a holder or holders of Voting Securities. Except as provided in the Amended and Restated Governance Agreement, the GS Investors will be free to vote in their sole discretion all their Voting Securities entitled to vote on any other matter submitted to or acted upon by stockholders; provided, however, that the GS Investors must vote against any amendment to the Company's certificate of incorporation with respect to the directors' and officers' indemnification provisions contained therein which would adversely affect the rights thereunder at any time prior to such vote of each of the individuals who at any time were officers and directors of the Company (and their respective heirs and personal and legal representatives), except for such modifications as are required by applicable law

     Restrictions on Company Action

          Except with the prior written consent of the GS Investors, the Company will not cause or permit any amendment, restatement, modification or change to, or waiver of, any provision contained in any agreement (other than customary employee or director stock option or incentive compensation or similar plans approved by the Board or a duly authorized committee of the Board) between a stockholder or stockholders and the Company that provides such stockholder or stockholders (i) governance rights, board representation rights, voting rights, transfer rights or restrictions or any other similar rights relating to the Company and/or Voting Securities held by such stockholder or stockholders or (ii) registration rights with respect to Voting Securities held by such stockholder or stockholders.

     Third Party Offers and Investor Buyout Transactions

          Pursuant to the Amended and Restated Governance Agreement, in the event that the Company becomes the subject of (i) a Third Party Offer or
(ii) an Investor Buyout Transaction that is made during the term of the Amended and Restated Governance Agreement and such Third Party Offer or Investor Buyout Transaction is approved by (x) a majority of the Board and
(y) a majority of Disinterested Directors, including the approval of at least two Independent Directors, the GS Investors have the right to act at their sole discretion with respect to such Third Party Offer or Investor Buyout Transaction.

          In the event that the Company becomes the subject of a Third Party Offer that is made prior to the expiration of the eighteen-month period commencing on the Shares Closing Date (such period, the "Standstill Period") and such Third Party Offer is (i) not approved by a majority of the Board or (ii) approved by a majority of the Board but not by a majority of Disinterested Directors, including the approval of at least two Independent Directors, none of the GS Investors nor any of their respective Affiliates may, with respect to the New Goldman Shares, support such Third Party Offer, vote in favor of such Third Party Offer or tender or sell their New Goldman Shares to the person making such Third Party Offer.

          In the event that the Company becomes the subject of a Third Party Offer that is made prior to December 19, 2003 and such Third Party Offer is (i) not approved by a majority of the Board or (ii) approved by a majority of the Board but not by a majority of Disinterested Directors, including the approval of at least two Independent Directors, none of the GS Investors nor any of their respective Affiliates (other than with respect to the Additional Shares) may support such Third Party Offer, vote in favor of such Third Party Offer or tender or sell their Voting Securities to the Person making such Third Party Offer.

          In the event that the Company becomes the subject of a Third Party Offer or an Investor Buyout Transaction that is made after the Standstill Period and such Third Party Offer or Investor Buyout Transaction is (i) not approved by a majority of the Board or (ii) approved by a majority of the Board but not by a majority of Disinterested Directors, including the approval of at least two Independent Directors, the GS Investors and each of their Affiliates must vote all of their New Goldman Shares against such Third Party Offer or Investor Buyout Transaction in proportion to the votes cast against such Third Party Offer or Investor Buyout Transaction with respect to the Other Shares and may not tender or sell their New Goldman Shares to the person making such Third Party Offer or Investor Buyout Transaction in a proportion greater than the tenders or sales made by the Other Holders to the person making such Third Party Offer or Investor Buyout Transaction.

          In the event that the Company becomes the subject of a Third Party Offer or an Investor Buyout Transaction that is made after December 19, 2003 and such Third Party Offer or Investor Buyout Transaction is (i) not approved by a majority of the Board or (ii) approved by a majority of the Board but not by a majority of Disinterested Directors, including the approval of at least two Independent Directors, the GS Investors and each of their Affiliates (other than with respect to the Ordinary Course Broker Dealer Shares and the Additional Shares) must vote all of their Initial Shares against such Third Party Offer or Investor Buyout Transaction in proportion to the votes cast against such Third Party Offer or Investor Buyout Transaction with respect to Other Shares and may not tender or sell their Voting Securities to the Person making such Third Party Offer or Investor Buyout Transaction in a proportion greater than the tenders or sales made by the Other Holders to the Person making such Third Party Offer or Investor Buyout Transaction.

     Preemptive Rights

          Pursuant to the Amended and Restated Governance Agreement, at any time after the Shares Closing Date and for so long as the GS Investors are entitled to designate one or more directors for election to the Board, if the Company issues for cash any additional Voting Securities, then the Company will notify the GS Investors of such issuance and the price and terms thereof, and the GS Investors will have the option, for a period of 45 days after receipt of such notice, to purchase from the Company such number of securities that would allow the GS Investors to Beneficially Own the same percentage of the Total Voting Power of Hexcel as the GS Investors Beneficially Owned immediately prior to such issuance for the same consideration per security and on the same terms as were applicable to such issuance by the Company.

     Standstill Agreement

          Except as otherwise expressly provided in the Amended and Restated Governance Agreement or as specifically approved by a majority of the Independent Directors, none of the GS Investors or any of their
Affiliates may, directly or indirectly, (i) by purchase or otherwise, Beneficially Own, acquire, agree to acquire or offer to acquire any Voting Securities or direct or indirect rights or options to acquire Voting
Securities (including any voting trust certificates representing such securities) other than certain exceptions, (ii) enter, propose to enter into, solicit or support any merger or business combination or similar transaction involving the Company or any of its subsidiaries, or purchase, acquire, propose to purchase or acquire or solicit or support the purchase or acquisition of any portion of the business or assets of the Company or any of its subsidiaries (except for proposals to purchase or acquire a non-material portion of the assets of the Company or any of its subsidiaries that are not required to be publicly disclosed), (iii) initiate or propose any securityholder proposal without the approval of the Board or make, or in any way participate in, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any Voting Securities or request or take any action to obtain any list of securityholders for such purposes with respect to any matter other than those upon which the GS Investors may vote in their sole discretion pursuant to the terms of the Amended and Restated Governance Agreement (or, as to such matters, solicit any person in a manner that would require the filing of a proxy statement under Regulation 14A of the Exchange Act), (iv) form, join or in any way participate in a Group (other than a Group consisting solely of the GS Investors) formed for the purpose of acquiring, holding, voting or disposing of or taking any other action with respect to Voting Securities that would be required under Section 13(d) of the Exchange Act to file a Statement on Schedule 13D with respect to such Voting Securities, (v) deposit any Voting Securities in a voting trust or enter into any voting agreement or arrangement with respect thereto (other than the Amended and Restated Governance Agreement, the Pledge Agreements and such voting trusts or agreements which are solely between the GS Investors or made between the GS Investors and the Company pursuant to the Amended and Restated Governance Agreement), (vi) seek representation on the Board, the removal of any directors from the Board or a change in the size or composition of the Board, (vii) make any request to amend or waive any provision of the standstill provisions in the Amended and Restated Governance Agreement, which request would require public disclosure under applicable law, rule or regulation, (viii) disclose any intent, purpose, plan, arrangement or proposal inconsistent with the foregoing (including any such intent, purpose, plan, arrangement or proposal that is conditioned on or would require the waiver, amendment, nullification or invalidation of any of the foregoing) or take any action that would require public disclosure of any such intent, purpose, plan, arrangement or proposal, (ix) take any action challenging the validity or enforceability of the foregoing or (x) assist, advise, encourage or negotiate with any person with respect to, or seek to do, any of the foregoing.

          Nothing in the Amended and Restated Governance Agreement (i) prohibits or restricts the GS Investors from responding to any inquiries from any shareholders of the Company as to the GS Investors' intention with respect to the voting of any Voting Securities Beneficially Owned by the GS Investors so long as such response is consistent with the terms of the Amended and Restated Governance Agreement, (ii) restricts the right of any director designated by the GS Investors on the Board or any committee thereof to vote on any matter as such individual believes appropriate in light of his or her duties as a director or committee member or the manner in which such director may participate in his or her capacity as a director in deliberations or discussions at meetings of the Board or as a member of any committee thereof, (iii) prohibits the GS Investors from Beneficially Owning Voting Securities issued as dividends or distributions in respect of, or issued upon conversion, exchange or exercise of, securities which the GS Investors are permitted to Beneficially Own under the Amended and Restated Governance Agreement, (iv) prohibits any officer, director, employee or agent of the GS Investors from purchasing or otherwise acquiring Voting Securities so long as he or she is not a member of a Group that includes the GS Investors or is not otherwise acting on behalf of the GS Investors, (v) prohibits the GS Investors from disclosing in accordance with their obligations, if any, under the federal securities laws or other applicable law their desire, if any, that the Company become the subject of a Buyout Transaction, or (vi) restricts the ability of Goldman Sachs and its Affiliates who are not GS Investors, solely as agent, to engage in brokerage, investment advisory, anti-raid advisory, merger advisory, financing, asset management, trading, arbitrage and other similar activities, in each case on behalf of clients.

          Nothing in the Amended and Restated Governance Agreement prohibits or restricts the GS Investors (i) after the Standstill Period, from proposing, participating in, supporting or causing the consummation of an Investor Buyout Transaction, subject to the voting requirements set forth in the Amended and Restated Governance Agreement with respect to Investor Buyout Transactions (as described above in "Third Party Offers and Investor Buyout Transactions") or (ii) from participating in a Third Party Offer in accordance with the voting requirements set forth in the Amended and Restated Governance Agreement with respect to Third Party Offers (as described above in "Third Party Offers and Investor Buyout Transactions").

     Transfer Restrictions

          Pursuant to the Amended and Restated Governance Agreement, other than sales, transfers, or other dispositions (i) pursuant to the Series A Preferred Stock Certificate of Designations, (ii) pursuant to the Series B Preferred Stock Certificate of Designations or (iii) from one GS Investor to another GS Investor and other than sales, transfers or other dispositions of Additional Shares by persons holding such Additional Shares, none of the GS Investors or their Affiliates, directly or indirectly, may sell, transfer or otherwise dispose of Beneficial Ownership of New Goldman Shares for a period of eighteen months after the Shares Closing Date.

          During the period commencing eighteen months after the Shares Closing Date, the GS Investors, directly or indirectly, may only sell, transfer or otherwise dispose of Beneficial Ownership of the New Goldman Shares (i) to another GS Investor (provided that such GS Investor is a signatory to the Amended and Restated Governance Agreement or has executed, at the time of such sale, transfer or other disposition, a joinder in which it agrees to be bound by the provisions of the Amended and Restated Governance Agreement to the same extent as the GS Investors signatory thereto), (ii) in accordance with Rule 144 under the Securities Act (including the volume and manner-of-sale limitations of Rule 144 regardless of whether such limitations are applicable) and otherwise subject to compliance with the Securities Act, (iii) in a registered public offering,
(iv) in a transaction exempt from the registration requirements of the Securities Act in a manner calculated to achieve a Broad Distribution (it being understood that in connection with any registered offering under the Securities Act to permit distribution to, and resale by, the limited partners of, or other investors in, a Limited Partnership, such Limited Partnership may distribute Preferred Shares to such limited partners and such other investors), (v) in a Third Party Offer if and to the extent otherwise permitted under the Amended and Restated Governance Agreement or
(vi) which are Additional Shares.

          Except as contemplated by each of the Pledge Agreements, the GS Investors, directly or indirectly, may only sell, transfer or otherwise dispose of Beneficial Ownership of the Initial Shares (i) to another GS Investor (provided that such GS Investor is a signatory to the Amended and Restated Governance Agreement or has executed, at the time of such sale, transfer or other disposition, a joinder in which it agrees to be bound by the provisions of the Amended and Restated Governance Agreement to the same extent as the GS Investors signatory thereto), (ii) in accordance with Rule 144 under the Securities Act and otherwise subject to compliance with the Securities Act (provided, however, that prior to any sale, transfer or other disposal of Initial Shares by a GS Investor pursuant to this clause
(ii), such GS Investor must deliver to the Company an executed certificate stating that, to the knowledge, after due inquiry, of such GS Investor, the proposed transfer of such Initial Shares (x) will not cause the transferee to Beneficially Own 5% or more of the Total Voting Power of Hexcel and (y) such transferee does not Beneficially Own 5% or more of the Total Voting Power of Hexcel), (iii) in a registered public offering, (iv) in a transaction exempt from the registration requirements of the Securities Act in a manner calculated to achieve a Broad Distribution, (it being understood that in connection with any registered offering under the Securities Act to permit distribution to, and resale by, the limited partners of, or other investors in, a Limited Partnership, such Limited Partnership may distribute Initial Shares to such limited partners and such other investors), (v) in a Third Party Offer if and to the extent permitted under the Amended and Restated Governance Agreement or (vi) which are Additional Shares.

          None of the GS Investors or their Affiliates may acquire, sell, transfer or otherwise dispose of Beneficial Ownership of Voting Securities if such acquisition, sale, transfer or other disposition would result in a default or acceleration of amounts outstanding under the Debt Instruments, unless prior to the consummation of such acquisition, sale, transfer or other disposition, any consents under the Debt Instruments required to effect such acquisition, sale, transfer or disposition are obtained.

          The foregoing description of the Amended and Restated Governance Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Amended and Restated Governance Agreement, the form of which is filed as Exhibit 27 hereto and is incorporated herein by reference.

Item 4 is hereby further amended by adding the following at the end thereof:

          Except as described above or otherwise described in this Schedule 13D, the Filing Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

          Each of the Filing Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Filing Persons (and their respective affiliates) reserves the right, in each case subject to (a) the restrictions contained in the Governance Agreement, the Notes, the Pledge Agreements and the December Stock Purchase Agreement and (b) any applicable limitations imposed on the sale of any of their Company securities by the Securities Act or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Company, (ii) sell or transfer shares of Common Stock beneficially owned by them from time to time in public or private transactions, and (iii) cause any of the Limited Partnerships to distribute in kind to their respective partners or members, as the case may be, shares of Common Stock or other securities owned by such Limited Partnerships. To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i, II-C-ii, II-D-i or II-D-ii hereto may make similar evaluations from time to time or on an ongoing basis.

          Except as described in this Schedule 13D and except for arrangements between and among the Filing Persons, none of the Filing Persons has any contracts, agreements, arrangements, understandings or relationships with any other person or entity for the purpose of acquiring, holding, voting or disposing of any shares of Common Stock or Preferred Stock.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.
        -------------------------------------

Item 5 is hereby amended in its entirety as follows:

          (a) Pursuant to a representation and warranty made by the Company in the December Stock Purchase Agreement, as of December 13, 2002, there were 38,419,559 shares of Common Stock outstanding. As of the date hereof, none of the Filing Persons beneficially owns any of the Shares, as the acquisition of the Shares and the consummation of the other transactions contemplated by the December Stock Purchase Agreement are subject to the satisfaction of certain conditions including, without limitation, the Company obtaining the Stockholder Approval.

          As of the Signing Date, GS Group may be deemed to beneficially own an aggregate of 14,557,002 shares of Common Stock, consisting of (i) 14,525,000 shares of Common Stock that may be deemed to be beneficially owned by the Original Purchasers, as described below, and (ii) (a) (I) 10,000 options granted to Mr. Mehra on December 19, 2000 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable and convertible into 10,000 shares of Common Stock, (II) 2,000 options granted to Mr. Mehra on May 10, 2001 pursuant to the Hexcel Incentive Stock Plan, of which two-thirds of such options are currently exercisable and convertible into 1,334 shares of Common Stock and the remaining one-third of such options will vest and become exercisable on May 10, 2003, (III) 8,000 options granted to Mr. Mehra on July 31, 2001 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable and convertible into 8,000 shares of Common Stock and (IV) 2,000 options granted to Mr. Mehra on May 9, 2002 pursuant to the Hexcel Incentive Stock Plan, of which one-third of such options is currently exercisable and convertible into 667 shares of Common Stock, an additional one-third of such options will vest and become exercisable on May 9, 2003 and the remaining one-third of such options will vest and become exercisable on May 9, 2004 (Sanjeev K. Mehra has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group), and (b) (I) 10,000 options granted to Mr. Sacerdote on December 19, 2000 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable and convertible into 10,000 shares of Common Stock, (II) 2,000 options granted to Mr. Sacerdote on May 10, 2001 pursuant to the Hexcel Incentive Stock Plan, of which two-thirds of such options are currently exercisable and convertible into 1,334 shares of Common Stock and the remaining one-third of such options will vest and become exercisable on May 10, 2003 and (III) 2,000 options granted to Mr. Sacerdote on May 9, 2002 pursuant to the Hexcel Incentive Stock Plan, of which one-third of such options is currently exercisable and convertible into 667 shares of Common Stock and an additional one-third of such options will vest and become exercisable on May 9, 2003 and the remaining one-third of such options will vest and become exercisable on May 9, 2004 (Peter M. Sacerdote has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group), representing in the aggregate approximately 37.9% of the outstanding shares of Common Stock.

          As  of  the  Signing  Date,   Goldman  Sachs  may  be  deemed  to
beneficially own an aggregate of 14,525,000 shares of Common Stock, consisting of 14,525,000 shares of Common Stock that may be deemed to be beneficially owned by the Original Purchasers, as described below, representing approximately 37.8% of the outstanding shares of Common Stock.

          GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Original Purchasers and the Limited Partnerships to the extent that partnership or membership interests, as the case may be, in the Limited Partnerships are held by persons other than Goldman Sachs or its affiliates.

          In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division of GS Group and its subsidiaries and affiliates (the "Investment Banking Division"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GS Group and its subsidiaries and affiliates. The Investment Banking Division disclaims beneficial ownership of securities, if any, beneficially owned by (i) any client accounts with respect to which the Investment Banking Division or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which the Investment Banking Division is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Investment Banking Division.

          As of the Signing Date, GS Advisors may be deemed to beneficially own the aggregate of 11,278,155 shares of Common Stock that may be deemed to be beneficially owned by GS Capital and GS Offshore, representing, in the aggregate, approximately 29.4% of the outstanding shares of Common Stock.

          As of the Signing Date, each of GS oHG and GS GmbH may be deemed to beneficially own the aggregate of 345,764 shares of Common Stock that may be deemed to be beneficially owned by GS Germany, representing approximately 0.9% of the outstanding shares of Common Stock.

          As of the Signing Date, GS Employee 2000 may be deemed to beneficially own the aggregate of 2,628,354 shares of Common Stock that may be deemed to be beneficially owned by GS Employee, representing approximately 6.8% of the outstanding shares of Common Stock.

          As of the Signing Date, Stone 2000 may be deemed to beneficially own the aggregate of 272,727 shares of Common Stock that may be deemed to be beneficially owned by Stone Street, representing approximately 0.7% of the outstanding shares of Common Stock.

          As of the Signing Date, GS Capital may be deemed to beneficially own the aggregate of 8,272,312 shares of Common Stock that may be deemed to be beneficially owned by LXH representing approximately 21.5% of the outstanding shares of Common Stock.

          As of the Signing Date, GS Offshore may be deemed to beneficially own the aggregate of 3,005,843 shares of Common Stock that may be deemed to be beneficially owned by LXH II, representing approximately 7.8% of the outstanding shares of Common Stock.

          As of the Signing Date, LXH Corp. may be deemed to beneficially own 221,325.7 shares of Common Stock, that also may be deemed to be beneficially owned by LXH, LXH L.P. and GS Capital, representing approximately 0.6% of the outstanding shares of Common Stock.

          As of the Signing Date, LXH L.P. may be deemed to beneficially own 257,299.2 shares of Common Stock, that also may be deemed to be beneficially owned by LXH and GS Capital, representing approximately 0.7% of the outstanding shares of Common Stock.

          As of the Signing Date, LXH may be deemed to beneficially own 8,272,312 shares of Common Stock, representing approximately 21.5% of the outstanding shares of Common Stock.

          As of the Signing Date, LXH II may be deemed to beneficially own 6,252,688 shares of Common Stock, representing approximately 16.3% of the outstanding shares of Common Stock.

          None of the Filing Persons or, to their knowledge, the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i, II-C-ii, II-D-i or II-D-ii hereto, beneficially owns any shares of Common Stock other than as set forth herein.

          (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above.

          (c) Except as described above, no transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i, II-C-ii, II-D-i or II-D-ii hereto, during the past sixty days.

          (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in managed accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that will be beneficially owned by any Filing Person after the Purchase.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.
        ----------------------------------------

Item 6 is hereby amended by adding the following immediately before the ultimate paragraph thereof:

          The responses set forth in Items 3 and 4 of this Amendment No. 1 to the Schedule 13D are incorporated herein by reference in their entirety.

Amended and Restated Registration Rights Agreement
--------------------------------------------------

          Pursuant to and in connection with the consummation of the transactions contemplated by the December Stock Purchase Agreement, on the Shares Closing Date, the Limited Partnerships, the Original Purchasers and the Company will enter into the Amended and Restated Registration Rights Agreement, which will amend and restate the terms of the Registration Rights Agreement.

Defined Terms

          The term "Holder" or "Holders" means any of the Limited Partnerships and the Original Purchasers and any Person (as defined in the Amended and Restated Registration Rights Agreement) who acquires and holds Registrable Securities (as defined below) in accordance with the terms of the Amended and Restated Governance Agreement.

          The term "Registrable Securities" means (i) any shares of Common Stock held by the Holders on the Shares Closing Date, (ii) any shares of Common Stock issued or issuable, directly or indirectly, upon conversion or redemption of shares of Series A Preferred Stock held by the Holders (including, without limitation, in satisfaction of a Conversion Payment (as defined below) or any payment of shares upon a redemption under the Series A Preferred Stock Certificate of Designations), (iii) any shares of Common Stock issued or issuable, directly or indirectly, upon conversion or redemption of shares of Series B Preferred Stock held by the Holders (including, without limitation, in satisfaction of any payment of shares upon a redemption under the Series B Preferred Stock Certificate of Designations), (iv) any shares of Common Stock issued or issuable, directly or indirectly, in exchange for or with respect to the Common Stock referenced in clause (i) above by way of stock dividend, stock split or combination of shares or in connection with a reclassification, recapitalization, merger, consolidation or other reorganization, (v) any shares of Series A Preferred Stock held by the Holders; provided, however, that the shares of Series A Preferred Stock will not be deemed to be Registrable Securities until the date that is three years after the Shares Closing Date, and (vi) any shares of Common Stock acquired by the Holders from third parties after the Shares Closing Date for so long as such Holder is an Affiliate of the Company. As to any particular Registrable Securities, such securities cease to be Registrable Securities when (A) a registration statement with respect to the sale of such securities has been declared effective under the Securities Act and such securities have been disposed of in accordance with such registration statement, or (B) such securities have been sold (other than in a privately negotiated sale) pursuant to Rule 144 (or any successor provision) under the Securities Act and in compliance with the requirements of paragraphs (f) and (g) of Rule 144 (notwithstanding the provisions of paragraph (k) of such Rule).

          The term "Total Voting Power" has the same meaning as "Total Voting Power of Hexcel" as defined in the Amended and Restated Governance Agreement.

     Demand and Piggyback Registrations

          Pursuant to the Amended and Restated Registration Rights Agreement, the Company will grant to the Holders the right, subject to certain limitations and restrictions: (i) to require the Company at the request of the Holders (any such request, a "Demand Registration Request") on three separate occasions to effect a registration of Registrable Securities held by the Holders which represents 20% or greater of the Total Voting Power of the then outstanding Registrable Securities (any such requested registration, a "Demand Registration"); provided, however, that no shares of Common Stock issued or issuable, directly or indirectly, upon conversion of shares of Preferred Stock held by the Limited Partnerships may be included in such request prior to the date that is eighteen months after the Shares Closing Date; and (ii) to require the Company to include Registrable Securities then held by the Holders in any other registration by the Company of its equity securities under the Securities Act. Pursuant to the Amended and Restated Registration Rights Agreement, the Company must pay certain expenses of the Holders in connection with such registrations as provided in the Amended and Restated Registration Rights Agreement.

          Pursuant to the Amended and Restated Registration Rights Agreement, the Demand Registration rights granted to the Holders pursuant thereto are also subject to the following limitations: (i) the Company will not be required to cause a Demand Registration to be declared effective within a period of 180 days after the effective date of any other registration statement of the Company filed pursuant to the Securities Act;
(ii)  if the  Board,  in its  good  faith  judgment,  determines  that  any registration of Registrable Securities should not be made or continued because it would materially interfere with any material financing, acquisition, corporate reorganization or merger or other transaction or event involving the Company or any of its subsidiaries (a "Valid Business Reason"), the Company may postpone filing a registration statement relating to a Demand Registration Request until such Valid Business Reason no longer exists, but in no event for more than three months (such period of postponement or withdrawal, the "Postponement Period"); provided, however, the Company will not be permitted to postpone or withdraw a registration statement after the expiration of any Postponement Period until twelve months after the expiration of such Postponement Period; and (iii) the Company will not be required to effect a Demand Registration unless the Registrable Securities to be included in such registration have an aggregate anticipated offering price of at least $25,000,000 (based on the then-current market price of the Registrable Securities).

          The foregoing description of the Amended and Restated Registration Rights Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Amended and Restated Registration Rights Agreement, the form of which is filed as Exhibit 28 hereto and is incorporated herein by reference.

Series A Preferred Stock Certificate of Designations
----------------------------------------------------

          Pursuant to and in connection with the consummation of the transactions contemplated by the December Stock Purchase Agreement, immediately prior to the Shares Closing Date, the Company will file the Series A Preferred Stock Certificate of Designations with the Secretary of State of the State of Delaware and issue to the Limited Partnerships Series A Preferred Stock having the terms set forth in the Series A Preferred Stock Certificate of Designations.

     Rank

          Pursuant  to  the  Series  A  Preferred   Stock   Certificate  of
Designations, the Series A Preferred Stock, with respect to dividend distributions and distributions upon liquidation, winding-up and dissolution, whether voluntary or involuntary, of the Company, ranks senior to all Junior Stock (as defined in the Series A Preferred Stock Certificate of Designations) and ranks on parity with all Parity Stock (as defined in the Series A Preferred Stock Certificate of Designations) including the Series B Preferred Stock.

     Dividends

          The Series A Preferred Stock Certificate of Designations provides that, commencing on the Dividend Commencement Date (as defined below) the holders of shares of Series A Preferred Stock are entitled to receive on each Dividend Payment Date (as defined in the Series A Preferred Stock Certificate of Designations) in respect of the Dividend Period (as defined in the Series A Preferred Stock Certificate of Designations) ending on (and including) the date immediately prior to such Dividend Payment Date dividends on each share of Series A Preferred Stock at the rate of 6% per annum on the Accrued Value (as defined below) thereof from the Dividend Commencement Date until the earliest of (A) the date on which the Liquidation Preference (as defined below) of such share of Series A Preferred Stock is paid to the holder thereof in connection with the Liquidation (as defined in the Series A Preferred Stock Certificate of Designations) of the Company; (B) the date on which the Company redeems such share of Series A Preferred Stock; (C) the date on which such share of Series A Preferred Stock is converted into shares of Common Stock; (D) the occurrence of a Mandatory Conversion Event (as defined below) and (E) the date on which such share of Series A Preferred Stock is otherwise acquired by the Company, provided that with respect to the Initial Dividend Period (as defined in the Series A Preferred Stock Certificate of Designations), the dividends set forth above must be prorated based on the number of days in such period. Such dividends are fully cumulative and accumulate and accrue on a daily basis (computed on the basis of a 360-day year of twelve 30-day months) and compound quarterly in arrears on the Dividend Payment Dates at the rate indicated above, whether or not they have been declared and whether or not there are profits, surplus or other funds of the Company legally available for the payment of dividends. Such dividends may, at the option of the Company, either be paid in cash or accrue and compound and be added to the Accrued Value on the applicable Dividend Payment Dates, provided, however, that all dividends payable on any given Dividend Payment Date must either (i) all be paid in cash or (ii) all accrue and compound and be added to the Accrued Value. "Dividend Commencement Date" is defined in the Series A Preferred Stock Certificate of Designations as the third anniversary of the original date of issuance of the Series A Preferred Stock (the "Issuance Date"). "Accrued Value" is defined in the Series A Preferred Stock Certificate of Designations as, with respect to a share of Series A Preferred Stock, the sum of (i) $1,195.618 plus (ii) the aggregate of all accrued but unpaid dividends (whether or not declared) on such share which have been added to Accrued Value in accordance with the Series A Preferred Stock Certificate of Designations.

          In addition, in the event any dividends are declared or paid or any other distribution is made on or with respect to the Common Stock, the holders of the Series A Preferred Stock as of the record date established by the Board for such dividend or distribution on the Common Stock are entitled to receive as additional dividends (the "Additional Dividends") an amount (whether in the form of cash, securities or other property) equal to the amount (and in the form) of the dividends or distribution that such holder would have received had the Series A Preferred Stock been converted into Common Stock as of the date immediately prior to the record date of such dividend or distribution on the Common Stock, provided, however, that for the purposes of determining the number of shares of Common Stock into which the Series A Preferred Stock is deemed to have been converted, the Conversion Limitation (as defined below) is disregarded. Such Additional Dividends are payable on the same payment date as the payment date for the dividend on the Common Stock established by the Board; provided, however, that if the Company declares and pays a dividend or makes a distribution on the Common Stock consisting in whole or in part of Common Stock (or options, rights, warrants or other securities convertible into or exchangeable for Common Stock), then no such dividend or distribution is payable in respect of the Series A Preferred Stock on account of the portion of such dividend or distribution on the Common Stock payable in Common Stock and in lieu thereof the applicable anti-dilution adjustment set forth in the Series A Preferred Stock Certificate of Designations will apply.

     Voting Rights

          Except as otherwise required by law or as provided in the Series A Preferred Stock Certificate of Designations, the Series A Preferred Stock Certificate of Designations provides that the holders of record of shares of Series A Preferred Stock have full voting rights and powers, and are entitled to vote on all matters put to a vote or consent of stockholders of the Company, voting together with the holders of the Common Stock and Series B Preferred Stock as a single class, with each holder of shares of Series A Preferred Stock having the number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock could be converted in accordance with the Series A Preferred Stock Certificate of Designations as of the record date for the vote or consent which is being taken.

          In addition to any matters requiring a separate vote of the Series A Preferred Stock under applicable law, the Company may not, without the prior consent or approval of the holders of at least 70% of the issued and outstanding shares of Series A Preferred Stock, voting as a single class: (i) amend, alter, repeal or restate its certificate of incorporation, its by-laws or the Series A Preferred Stock Certificate of Designations (whether by reclassification, merger, consolidation, reorganization or otherwise) in a manner that alters or changes, in any adverse manner, the powers, preferences, privileges or rights of the Series A Preferred Stock or which otherwise would adversely affect the rights, privileges or preferences of the Series A Preferred Stock; or (ii) authorize, issue or otherwise create any shares of Senior Stock, Parity Stock or additional shares of Series A Preferred Stock.

     Mandatory Redemption

          The Series A Preferred Stock Certificate of Designations provides that on January 22, 2010 (the "Mandatory Redemption Date"), the Company is required to redeem (subject to the legal availability of funds therefor) all remaining outstanding shares of Series A Preferred Stock for an amount in cash per share equal to the Liquidation Preference of such share (the "Mandatory Redemption Price"). "Liquidation Preference" is defined in the Series A Preferred Stock Certificate of Designations as an amount equal to the greater of (i) if measured prior to the Dividend Commencement Date, $1,000 (as adjusted for any split, subdivision, combination, consolidation, recapitalization or similar event with respect to the Series A Preferred Stock) (the "Stated Value"), or, if measured on or following the Dividend Commencement Date, the Adjusted Accrued Value (as defined below), of such share and (ii) the amount that would be payable to a holder in respect of Common Stock issuable upon conversion of a share of Series A Preferred Stock if all outstanding shares of Series A Preferred Stock were converted into Common Stock immediately prior to the Liquidation; provided, however, that for the purposes of determining the number of shares of Common Stock outstanding and the number of shares of Common Stock into which the Series A Preferred Stock is deemed to have been converted, the Conversion Limitation (as defined below) is disregarded (the amount in clause (ii) being referred to as the "Participating Preference Amount"). "Adjusted Accrued Value" is defined in the Series A Preferred Stock Certificate of Designations as an amount per share of Series A Preferred Stock equal to the sum of (i) the Stated Value plus (ii) an amount equal to the aggregate of all accrued but unpaid dividends (whether or not declared) on such share which have been added to Accrued Value plus (iii) an amount equal to all accrued and unpaid dividends on such share which have not been added to Accrued Value; provided, however, that solely for purposes of determining the Liquidation Preference in a redemption upon a Change of Control (as such term is defined in the Indenture governing the "Notes"), the Adjusted Accrued Value component of Liquidation Preference means the product of (A) the Adjusted Accrued Value and (B) 1.01. Notwithstanding the foregoing, if the Mandatory Redemption Price of each share is equal to the Participating Preference Amount rather than the Adjusted Accrued Value of such share, the Company may pay all of the Mandatory Redemption Price in Common Stock valued at the Closing Price (as defined in the Series A Preferred Stock Certificate of Designations) of the Common Stock on the Business Day (as defined in the Series A Preferred Stock Certificate of Designations) immediately preceding the Mandatory Redemption Date; provided, however, that each holder of shares to be redeemed may elect to receive the Adjusted Accrued Value in cash, in lieu of a payment of the Participating Preference Amount in Common Stock.

          If, at the Mandatory Redemption Date, the Company does not have sufficient capital and surplus legally available to redeem all the outstanding shares of the Series A Preferred Stock, the Company must take all measures permitted under the DGCL to increase the amount of its capital and surplus legally available, and the Company must redeem as many shares of the Series A Preferred Stock as it may legally redeem, ratably from the holders thereof in proportion to the number of shares held by them, and must thereafter from time to time, as soon as it has funds available therefor, redeem as many shares of the Series A Preferred Stock as it legally may until it has redeemed all of the outstanding shares of the Series A Preferred Stock. Shares of the Series A Preferred Stock not redeemed on the Mandatory Redemption Date will accrue dividends at a rate equal to 10% per annum of the Accrued Value in the manner set forth in the Series A Preferred Stock Certificate of Designations from the Mandatory Redemption Date until such shares are redeemed by the Company in accordance with the Series A Preferred Stock Certificate of Designations at the Mandatory Redemption Price. If, and so long as, any Mandatory Redemption Obligation (as defined in the Series A Preferred Stock Certificate of Designations) with respect to shares of Series A Preferred Stock is not fully discharged, the Company may not (i) directly or indirectly, redeem, purchase or otherwise acquire any Parity Stock (other than in accordance with the Series B Preferred Stock Certificate of Designations) or discharge any mandatory or optional redemption, sinking fund or other similar obligation in respect of any Parity Stock (other than in accordance with the Series B Preferred Stock Certificate of Designations) (except in connection with a redemption, sinking fund or other similar obligation to be satisfied pro rata with the Series A Preferred Stock) or (ii) declare or make any dividends (other than dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, Junior Stock) or other distribution declared or made upon Junior Stock, or the redemption, repurchase or other acquisition of any Junior Stock ("Junior Stock Distribution") or, directly or indirectly, discharge any mandatory or optional redemption, sinking fund or other similar obligation in respect of any Junior Stock.

     Redemption Upon a Change of Control

          Pursuant to the Series A Preferred Stock Certificate of Designations, in the event there occurs a Change of Control, the Company must offer (subject to the legal availability of funds therefor) to purchase from each holder all of the Series A Preferred Stock held by such holder for an amount in cash equal to the Liquidation Preference of the shares of Series A Preferred Stock held by the holder, by delivery of a notice of such offer within ten Business Days following the Change of Control. In the event of a Change of Control, each holder of Series A Preferred Stock has the right (but not the obligation) to require the Company to purchase any or all of the Series A Preferred Stock held by such holder for an amount in cash equal to the Liquidation Preference of the shares of Series A Preferred Stock held by such holder. Notwithstanding the foregoing, if the redemption price of each share is equal to the Participating Preference Amount rather than the Adjusted Accrued Value of such share, the Company may pay all of such redemption price in Common Stock valued at the Closing Price of the Common Stock on the Business Day immediately preceding the redemption date; provided, however, that each holder of shares to be redeemed may elect to receive the Adjusted Accrued Value in cash, in lieu of a payment of the Participating Preference Amount in Common Stock.

          If upon the occurrence of a Change of Control, the Company does not have sufficient capital and surplus legally available to redeem all the outstanding shares of the Series A Preferred Stock the holders require that the Company redeem, the Company must take all measures permitted under the DGCL to increase the amount of its capital and surplus legally available, and the Company must redeem as many shares of the Series A Preferred Stock as it may legally redeem, ratably from the holders electing to have shares redeemed in proportion to the number of shares held by them, and thereafter from time to time, as soon as it has funds available, redeem as many shares of the Series A Preferred Stock as it legally may until it has redeemed all of the shares of the Series A Preferred Stock the holders require it to redeem. Shares of the Series A Preferred Stock not redeemed upon receipt of a Change of Control Redemption Request (as defined in the Series A Preferred Stock Certificate of Designations) (including as described in the subsequent paragraph) will accrue dividends at a rate equal to 10% per annum of the Accrued Value from the date fixed by the Company for a Change of Control Redemption (as defined in the Series A Preferred Stock Certificate of Designations) until the shares are redeemed by the Company in accordance with the terms of the Series A Preferred Stock Certificate of Designations. If, and so long as, any Mandatory Redemption Obligation with respect to shares of Series A Preferred Stock is not fully discharged, the Company may not (i) directly or indirectly, redeem, purchase or otherwise acquire any Parity Stock (other than in accordance with the Series B Preferred Stock Certificate of Designations) or discharge any mandatory or optional redemption, sinking fund or other similar obligation in respect of any Parity Stock (other than in accordance with the Series B Preferred Stock Certificate of Designations) (except in connection with a redemption, sinking fund or other similar obligation to be satisfied pro rata with the Series A Preferred Stock) or (ii) declare or make any Junior Stock
Distribution or, directly or indirectly, discharge any mandatory or optional redemption, sinking fund or other similar obligation in respect of any Junior Stock.

          The Company is not required to effect a redemption pursuant to this provision until the Notes have been repurchased or repaid or permission for such redemption has been granted under the Notes.

     Liquidation

          Pursuant to the Series A Preferred Stock Certificate of Designations, in the event of a Liquidation of the Company, each holder of Series A Preferred Stock is entitled to receive out of assets of the Company available for distribution to its stockholders, in preference to any distribution to holders of Junior Stock including, without limitation, Common Stock, an amount of cash with respect to each share of Series A Preferred Stock held by such holder equal to the Liquidation Preference; provided, however, that solely for the purposes of determining the number of shares of Common Stock into which the Series A Preferred Stock is convertible, the Conversion Limitation is disregarded; provided, further, that, in the event of a Liquidation that occurs due to a voluntary or involuntary case of the Company under Bankruptcy Law (as defined in the Series A Preferred Stock Certificate of Designations), if the Liquidation Preference with respect to each share of Series A Preferred Stock is equal to the Participating Preference Amount, then each holder receives, out of the assets of the Company available for distribution to stockholders, such Liquidation Preference as follows: (x) in preference to any distribution to holders of Junior Stock, an amount of cash with respect to each share of Series A Preferred Stock held by such holder equal to the Adjusted Accrued Value and (y) thereafter, the holders of Series A Preferred Stock will share in all remaining assets of the Company, pari passu with the holders of Common Stock (with the holders of the Series A Preferred Stock deemed to hold that number of shares of Common Stock into which Series A Preferred Stock with a Liquidation Preference equal to the Excess Amount could be converted) until the holders of Series A Preferred Stock have received an amount equal to the amount by which the Participating Preference Amount exceeds the Adjusted Accrued Value (the "Excess Amount").

     Optional Conversion

          Pursuant to the Series A Preferred Stock Certificate of Designations, each share of Series A Preferred Stock may, at the option of the holder thereof, be converted into Common Stock at any time. Each share of Series A Preferred Stock is convertible into a number of fully paid and nonassessable shares of Common Stock equal to the quotient obtained by dividing (x) the Stated Value by (y) $3.00 (as adjusted for any split, subdivision, combination, consolidation or reclassification of the Common Stock) (the "Initial Conversion Price"), subject to adjustment as provided in the Series A Preferred Stock Certificate of Designations (the "Conversion Price"); provided, however, that in no event shall shares of Series A Preferred Stock be convertible into Common Stock to the extent, and at any time that (i) such conversion would cause the holder thereof (together with its affiliates) to have beneficial ownership (which shall have the meaning as used in Rules 13d-3 and 13d-5 promulgated under the Exchange Act, except that for the purposes of this section of the Series A Preferred Stock Certificate of Designations, such meaning includes the right to acquire securities, whether or not such right is exercisable immediately) of more than 39.9% of the voting power of the Company's outstanding voting stock and (ii) the Notes are outstanding and beneficial ownership by any holder or group of holders of at least 40% of the voting power of the Company's outstanding voting stock would constitute a "change of control" thereunder (the "Conversion Limitation"); provided, further, any shares of Series A Preferred Stock that are not convertible at any time due to the Conversion Limitation will remain outstanding and entitled to all of the rights and privileges contained in the Series A Preferred Stock Certificate of Designations.

     Mandatory Conversion

          Pursuant to the Series A Preferred Stock Certificate of Designations, each share of Series A Preferred Stock, immediately upon the occurrence of a Mandatory Conversion Event, automatically converts into fully paid and non-assessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series A Preferred Stock is entitled upon such automatic conversion is determined by dividing (x) the Stated Value by (y) the Conversion Price in effect at the close of business on the Business Day immediately preceding such date; provided, however, that in no event shall shares of Series A Preferred Stock be converted into Common Stock to the extent, and at any time, the Conversion Limitation is applicable, and provided, further, that any shares of Series A Preferred Stock that are not convertible at any time due to the Conversion Limitation will remain outstanding and entitled to all of the rights and privileges contained in the Series A Preferred Stock Certificate of Designations. Any holder's shares of Series A Preferred Stock not convertible due to the Conversion Limitation will, immediately upon such time as the Conversion Limitation is no longer applicable to such holder, automatically convert into fully-paid and non-assessable shares of Common Stock. Pursuant to the Series A Preferred Stock Certificate of Designations, a "Mandatory Conversion Event" occurs if the Closing Price per share of Common Stock over any sixty consecutive Trading Days (as defined in the Series A Preferred Stock Certificate of Designations) exceeds an amount per share equal to 300% of the Initial Conversion Price, provided that the 60th consecutive Trading Day is a date that is later than the three year anniversary of the Issuance Date.

     Payment Upon Conversion

          Pursuant to the Series A Preferred Stock Certificate of Designations, upon an optional conversion of a share of Series A Preferred Stock, the holder of such share is entitled to receive an amount equal to such share's Conversion Payment. Any Conversion Payment may be paid by the Company (i) all in cash or (ii) all in shares of Common Stock, provided that (A) if the Company is paying in shares of Common Stock at its option, such shares of Common Stock are valued at 90% of the Closing Price on the date of such conversion and (B) if the Company is paying in shares of Common Stock because it does not have available sufficient capital, surplus or other funds available to pay, or is restricted by its Debt Instruments (as defined in the Series A Preferred Stock Certificate of Designations) from paying, such Conversion Payment in cash, the shares of Common Stock are valued at 95% of the Closing Price on the date of such conversion. Pursuant to the Series A Preferred Stock Certificate of Designations, "Conversion Payment" means (i) an amount equal to the aggregate of all accrued but unpaid dividends (whether or not declared) on such share which have been added to Accrued Value prior to the occurrence of a Dividend Accrual Event plus (ii) an amount equal to all accrued and unpaid dividends on such share which have not been added to Accrued Value prior to the occurrence of a Dividend Accrual Event. Pursuant to the Series A Preferred Stock Certificate of Designations, a "Dividend Accrual Event" occurs if the Closing Price per share of Common Stock over any sixty (60) consecutive Trading Days exceeds an amount per share equal to 200% of the Initial Conversion Price; provided that the 60th consecutive Trading Day is a date that is later than the three year anniversary of the Issuance Date.

          Pursuant to the Series A Preferred Stock Certificate of Designations, upon a mandatory conversion of a share of Series A Preferred Stock, the holder of such share is entitled to receive an amount all in cash equal to such share's Conversion Payment.

          The Series A Preferred Stock Certificate of Designations also contains customary anti-dilution protection for the shares of Series A Preferred Stock.

Series B Preferred Stock Certificate of Designations
----------------------------------------------------

          Pursuant to and in connection with the consummation of the transactions contemplated by the December Stock Purchase Agreement, immediately prior to the Shares Closing Date, the Company will file the Series B Preferred Stock Certificate of Designations with the Secretary of State of the State of Delaware and issue to the Limited Partnerships Series B Preferred Stock having the terms set forth in the Series B Preferred Stock Certificate of Designations.

     Rank

          Pursuant  to  the  Series  B  Preferred   Stock   Certificate  of
Designations, the Series B Preferred Stock, (i) with respect to Participating Dividends (as defined below) ranks pari passu with all Junior Stock (as defined in the Series B Preferred Stock Certificate of Designations) and (ii) with respect to distributions upon liquidation, winding-up and dissolution, whether voluntary or involuntary, of the Company, ranks senior to all Junior Stock and ranks on parity with all Parity Stock (as defined in the Series B Preferred Stock Certificate of Designations) including the Series A Preferred Stock.

     Dividends

          The Series B Preferred Stock Certificate of Designations provides that, in the event any dividends are declared or paid or any other distribution is made on or with respect to the Common Stock, the holders of the Series B Preferred Stock as of the record date established by the Board for such dividend or distribution on the Common Stock are entitled to receive as dividends (the "Participating Dividends") an amount (whether in the form of cash, securities or other property) equal to the amount (and in the form) of the dividends or distribution that such holder would have received had the Series B Preferred Stock been converted into Common Stock as of the date immediately prior to the record date of such dividend or distribution on the Common Stock, provided, however, that for the purposes of determining the number of shares of Common Stock into which the Series B Preferred Stock is deemed to have been converted, the Conversion Limitation is disregarded. Such Participating Dividends are payable on the same payment date as the payment date for the dividend on the Common Stock established by the Board; provided, however, that if the Company declares and pays a dividend or makes a distribution on the Common Stock consisting in whole or in part of Common Stock (or options, rights, warrants or other securities convertible into or exchangeable for Common Stock), then no such dividend or distribution is payable in respect of the Series B Preferred Stock on account of the portion of such dividend or distribution on the Common Stock payable in Common Stock and in lieu thereof the applicable anti-dilution adjustment set forth in the Series B Preferred Stock Certificate of Designations will apply.

     Voting Rights

          Except as otherwise required by law or as provided in the Series B Preferred Stock Certificate of Designations, the Series B Preferred Stock Certificate of Designations provides that the holders of record of shares of Series B Preferred Stock have full voting rights and powers, and are entitled to vote on all matters put to a vote or consent of stockholders of the Company, voting together with the holders of the Common Stock and Series A Preferred Stock as a single class, with each holder of shares of Series B Preferred Stock having the number of votes equal to the number of shares of Common Stock into which such shares of Series B Preferred Stock could be converted in accordance with the Series B Preferred Stock Certificate of Designations as of the record date for the vote or consent which is being taken.

          In addition to any matters requiring a separate vote of the Series B Preferred Stock under applicable law, the Company may not, without the prior consent or approval of the holders of at least 70% of the issued and outstanding shares of Series B Preferred Stock, voting as a single class amend, alter, repeal or restate its certificate of incorporation, its by-laws or the Series B Preferred Stock Certificate of Designations (whether by reclassification, merger, consolidation, reorganization or otherwise) in a manner that alters or changes, in any adverse manner, the powers, preferences, privileges or rights of the Series B Preferred Stock or which otherwise would adversely affect the rights, privileges or preferences of the Series B Preferred Stock.

     Mandatory Redemption

          The Series B Preferred Stock Certificate of Designations provides that on the Mandatory Redemption Date, the Company is required to redeem (subject to the legal availability of funds therefor) each remaining outstanding share of Series B Preferred Stock for an amount equal to such share's Redemption Amount (as defined below). If the Redemption Amount of each share is equal to the Participating Redemption Amount (as defined below) rather than the Series B Stated Value (as defined below), the Company will pay the Redemption Amount by issuing to the holder of each share of Series B Preferred Stock a number of shares of Common Stock equal to the Series B Stated Value divided by the Series B Conversion Price (as defined below). If the Redemption Amount is equal to the Series B Stated Value rather than the Participating Redemption Amount or if the holder has elected to receive cash in respect of such holder's shares of Series A Preferred Stock in connection with the redemption of such Series A Preferred Stock as provided for in the Series A Preferred Stock Certificate of Designations, the Redemption Amount for each share of Series B Preferred Stock will be paid by paying to the holder of such share of Series B Preferred Stock an amount in cash equal to the Series B Stated Value.

          "Redemption Amount" means with respect to each share of Series B Preferred Stock held by a holder, the greater of (i) the Series B Stated Value of such share of Series B Preferred Stock and (ii) the amount that would be payable to such holder in respect of Common Stock issuable upon conversion of such share of Series B Preferred Stock if all outstanding shares of Series B Preferred Stock were converted into Common Stock immediately prior to a redemption (the amount in this clause (ii) being referred to as the "Participating Redemption Amount"). "Series B Stated Value" means $195.618 (as adjusted for any split, subdivision, combination, consolidation, recapitalization or similar event with respect to the Series B Preferred Stock).

          If, at the Mandatory Redemption Date, the Company does not have sufficient capital and surplus legally available to redeem all the outstanding shares of the Series B Preferred Stock, the Company must take all measures permitted under the DGCL to increase the amount of its capital and surplus legally available, and the Company must redeem as many shares of the Series B Preferred Stock as it may legally redeem, ratably from the holders thereof in proportion to the number of shares held by them, and must thereafter from time to time, as soon as it has funds available therefor, redeem as many shares of the Series B Preferred Stock as it legally may until it has redeemed all of the outstanding shares of the Series B Preferred Stock. Shares of the Series B Preferred Stock not redeemed on the Mandatory Redemption Date will remain outstanding and be entitled to all of the rights and privileges contained in the Series B Preferred Stock Certificate of Designations until such shares are redeemed by the Company in accordance with the Series B Preferred Stock Certificate of Designations at the Redemption Amount. If, and so long as, any Mandatory Redemption Obligation with respect to shares of Series B Preferred Stock is not fully discharged, the Company may not (i) directly or indirectly, redeem, purchase or otherwise acquire any Parity Stock (other than in accordance with the Series A Preferred Stock Certificate of Designations) or discharge any mandatory or optional redemption, sinking fund or other similar obligation in respect of any Parity Stock (other than in accordance with the Series A Preferred Stock Certificate of Designations) (except in connection with a redemption, sinking fund or other similar obligation to be satisfied pro rata with the Series B Preferred Stock) or (ii) declare or make any Junior Stock Distribution or, directly or indirectly, discharge any mandatory or optional redemption, sinking fund or other similar obligation in respect of any Junior Stock.

     Redemption Upon a Change of Control

          Pursuant to the Series B Preferred Stock Certificate of Designations, in the event there occurs a Change of Control, the Company must offer (subject to the legal availability of funds therefor) to purchase from each holder of Series B Preferred Stock all of the number of shares of Series B Preferred Stock of such holder equal to the number of shares of Series A Preferred Stock the Company redeems from such holder under the section relating to redemptions upon Changes of Control in the Series A Preferred Stock Certificate of Designations for an amount in respect of each share of Series B Preferred Stock held by such holder equal to the Redemption Amount of such share of Series B Preferred Stock, by delivery of a notice of such offer within ten Business Days following the Change of Control. In the event of a Change of Control, each holder of Series B Preferred Stock has the right (but not the obligation) to require the Company to purchase a number of shares of Series B Preferred Stock equal to the number of shares of Series A Preferred Stock the Company redeems from such holder under the section relating to redemptions upon Changes of Control in the Series A Preferred Stock Certificate of Designations for an amount in respect of each share of Series B Preferred Stock so purchasable equal to the Redemption Amount of such share of Series B Preferred Stock as follows. If the Redemption Amount is equal to the Participating Redemption Amount rather than the Series B Stated Value, the Company will pay the Redemption Amount by issuing to a holder for each share of Series B Preferred Stock held by such holder a number of shares of Common Stock equal to the Series B Stated Value divided by the Series B Conversion Price. If the Redemption Amount is equal to the Series B Stated Value rather than Participating Redemption Amount or if such holder has elected to receive cash in respect of such holder's shares of Series A Preferred Stock pursuant to the section relating to redemptions upon Changes of Control in the Series A Preferred Stock Certificate of Designations, the Redemption Amount for each share of Series B Preferred Stock will be paid by (a) paying to the holder of such share of Series B Preferred Stock an amount in cash equal to the Adjusted Value (as defined below) and (b) issuing to the holder of such share of Series B Preferred Stock a number of shares of Common Stock equal to the quotient obtained by dividing (i) the excess of the Series B Stated Value over the Adjusted Value by (ii) the Series B Conversion Price. Shares of the Series B Preferred Stock not redeemed pursuant to this provision will remain outstanding and be entitled to all of the rights and privileges contained in the Series B Preferred Stock Certificate of Designations. "Adjusted Value" means the Series B Stated Value multiplied by the lesser of (1) 1.00, and (2) the quotient obtained by dividing (a) the number of days elapsed between the Issuance Date and the date of Liquidation or redemption, as applicable by (b) 1096.

          If upon the occurrence of a Change of Control, the Company does not have sufficient capital and surplus legally available to redeem all the outstanding shares of the Series B Preferred Stock the holders require that the Company redeem, the Company must take all measures permitted under the DGCL to increase the amount of its capital and surplus legally available, and the Company must redeem as many shares of the Series B Preferred Stock as it may legally redeem, ratably from the holders electing to have shares redeemed in proportion to the number of shares held by them, and thereafter from time to time, as soon as it has funds available, redeem as many shares of the Series B Preferred Stock as it legally may until it has redeemed all of the shares of the Series B Preferred Stock the holders require it to redeem. Shares of the Series B Preferred Stock not redeemed upon receipt of a Change of Control Redemption Request (as defined in the Series B Preferred Stock Certificate of Designations) will remain outstanding and be entitled to all of the rights and privileges contained in the Series B Preferred Stock Certificate of Designations until such shares are redeemed by the Company in accordance with the Series B Preferred Stock Certificate of Designations. If, and so long as, any Mandatory Redemption Obligation with respect to shares of Series B Preferred Stock is not fully discharged, the Company may not (i) directly or indirectly, redeem, purchase or otherwise acquire any Parity Stock (other than in accordance with the Series A Preferred Stock Certificate of Designations) or discharge any mandatory or optional redemption, sinking fund or other similar obligation in respect of any Parity Stock (other than in accordance with the Series A Preferred Stock Certificate of Designations) (except in connection with a redemption, sinking fund or other similar obligation to be satisfied pro rata with the Series B Preferred Stock) or (ii) declare or make any Junior Stock Distribution or, directly or indirectly, discharge any mandatory or optional redemption, sinking fund or other similar obligation in respect of any Junior Stock.

          The Company is not required to effect a redemption pursuant to this provision until the Notes have been repurchased or repaid or permission for such redemption has been granted under the Notes.

     Liquidation

          Pursuant to the Series B Preferred Stock Certificate of Designations, in the event of a Liquidation of the Company, each holder of Series B Preferred Stock is entitled to receive out of assets of the Company available for distribution to its stockholders, in preference to any distribution to holders of Junior Stock including, without limitation, Common Stock, an amount of cash with respect to each share of Series B Preferred Stock held by such holder (such amount being such share's "Liquidation Preference") equal to the to the greater of (i) the Adjusted Value plus the amount of proceeds that would be distributed in such Liquidation to a holder of the number of shares of Common Stock of the Company equal to the quotient obtained by dividing (x) the Series B Stated Value minus the Adjusted Value, by (y) the Series B Conversion Price, and
(ii) the amount that would be payable to such holder in respect of Common Stock issuable upon conversion of such share of Series B Preferred Stock if all outstanding shares of Series B Preferred Stock were converted into Common Stock immediately prior to the Liquidation (the amount in this clause (ii) being referred to as the "Participating Preference Amount"); provided, however, that solely for the purposes of determining the number of shares of Common Stock into which the Series B Preferred Stock is convertible, the Conversion Limitation is disregarded; provided, further, that, in the event of a Liquidation that occurs due to a voluntary or involuntary case of the Company under Bankruptcy Law, if the Liquidation Preference with respect to each share of Series B Preferred Stock is equal to the Participating Preference Amount, then each holder receives, out of the assets of the Company available for distribution to stockholders, such Liquidation Preference as follows: (x) in preference to any distribution to holders of Junior Stock, an amount of cash with respect to each share of Series B Preferred Stock held by such holder equal to the (i) Adjusted Value plus (ii) the amount of proceeds that would be distributed in such Liquidation to a holder of the number of shares of Common Stock of the Company equal to the quotient obtained by dividing (A) the Series B Stated Value minus the Adjusted Value, by (B) the Series B Conversion Price and
(y) thereafter, the holders of Series B Preferred Stock will share in all remaining assets of the Company, pari passu with the holders of Common Stock (with the holders of the Series B Preferred Stock deemed to hold that number of shares of Common Stock into which Series B Preferred Stock with a Liquidation Preference equal to the Series B Excess Amount could be converted) until the holders of Series B Preferred Stock have received an amount equal to the amount by which the Participating Preference Amount exceeds the (i) Adjusted Value plus (ii) the amount of proceeds that would be distributed in such Liquidation to a holder of the number of shares of Common Stock of the Company equal to the quotient obtained by dividing (A) the Series B Stated Value minus the Adjusted Value, by (B) the Series B Conversion Price (the "Series B Excess Amount").

     Optional Conversion

          Pursuant to the Series B Preferred Stock Certificate of Designations, each share of Series B Preferred Stock may, at the option of the holder thereof, be converted into Common Stock at any time. Each share of Series B Preferred Stock is convertible into a number of fully paid and nonassessable shares of Common Stock equal to the quotient obtained by dividing (x) the Series B Stated Value by (y) the Initial Conversion Price, subject to adjustment as provided in the Series B Preferred Stock
Certificate of Designations (the "Series B Conversion Price"); provided, however, that in no event shall shares of Series B Preferred Stock be convertible into Common Stock to the extent, and at any time, the Conversion Limitation is applicable; provided, further, any shares of Series B Preferred Stock that are not convertible at any time due to the Conversion Limitation will remain outstanding and entitled to all of the rights and privileges contained in the Series B Preferred Stock Certificate of Designations.

     Mandatory Conversion

          Pursuant to the Series B Preferred Stock Certificate of Designations, each share of Series B Preferred Stock, immediately upon the occurrence of a Mandatory Conversion Event, automatically converts into fully paid and non-assessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series B Preferred Stock is entitled upon such automatic conversion is determined by dividing (x) the Series B Stated Value by (y) the Series B Conversion Price in effect at the close of business on the Business Day immediately preceding such date; provided, however, that in no event shall shares of Series B Preferred Stock be converted into Common Stock to the extent, and at any time, the Conversion Limitation is applicable, and provided, further, that any shares of Series B Preferred Stock that are not convertible at any time due to the Conversion Limitation will remain outstanding and entitled to all of the rights and privileges contained in the Series B Preferred Stock Certificate of Designations. Any holder's shares of Series B Preferred Stock not convertible due to the Conversion Limitation will, immediately upon such time as the Conversion Limitation is no longer applicable to such holder, automatically convert into fully-paid and non-assessable shares of Common Stock pursuant to the Series B Preferred Stock Certificate of Designations.

          The Series B Preferred Stock Certificate of Designations also contains customary anti-dilution protection for the shares of Series B Preferred Stock with respect to stock split, stock dividends and other capital transactions.

          The foregoing descriptions of the Series A Preferred Stock Certificate of Designations and the Series B Preferred Stock Certificate of Designations are not intended to be complete and are qualified in their entirety by the complete text of the Series A Preferred Stock Certificate of Designations and the Series B Preferred Stock Certificate of Designations, the forms of which are filed as Exhibit 29 and Exhibit 30 hereto, respectively, and are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
        --------------------------------

Exhibit 1      Joint Filing Agreement, dated as of December 28, 2000.*
Exhibit 2 Stock Purchase Agreement, dated as of October 11, 2000, by and among the Purchasers, Ciba and the Sellers.*
Exhibit 3 $20,680,780 7.5% Recourse Secured Pay-In-Kind Promissory Note, due December 31, 2004, issued by LXH to Ciba SCC.*
Exhibit 4 $15,631,720 7.5% Recourse Secured Pay-In-Kind Promissory Note, due December 31, 2004, issued by LXH II to Ciba SCC.*
Exhibit 5 Hexcel Agreement, dated as of October 11, 2000, by and between the Purchasers and the Company.*
Exhibit 6 Governance Agreement, dated as of December 19, 2000, by and among the Purchasers, the Company and the other parties listed on the signature pages thereto.*
Exhibit 7 Registration Rights Agreement, dated as of December 19, 2000, by and between the Company and the Purchasers.*
Exhibit 8 Pledge Agreement, dated as of December 19, 2000, by LXH in favor of Ciba SCC.*
Exhibit 9 Pledge Agreement, dated as of December 19, 2000, by LXH II in favor of Ciba SCC.*
Exhibit 10 Power of Attorney, dated as of December 8, 2000, relating to The Goldman Sachs Group, Inc.*
Exhibit 11 Power of Attorney, dated as of December 8, 2000, relating to Goldman, Sachs & Co.*
Exhibit 12 Power of Attorney, dated as of December 20, 2000, relating to GS Advisors 2000, L.L.C.*
Exhibit 13 Power of Attorney, dated as of March 28, 2000, relating to Goldman, Sachs & Co. oHG.*
Exhibit 14 Power of Attorney, dated as of December 20, 2000, relating to Goldman, Sachs Management GP GmbH.*
Exhibit 15 Power of Attorney, dated as of December 20, 2000, relating to GS Employee Funds 2000 GP, L.L.C.*
Exhibit 16 Power of Attorney, dated as of March 20, 2000, relating to Stone Street 2000, L.L.C.*
Exhibit 17 Power of Attorney, dated as of December 20, 2000, relating to GS Capital Partners 2000, L.P.*
Exhibit 18 Power of Attorney, dated as of December 20, 2000, relating to GS Capital Partners 2000 Offshore, L.P.*
Exhibit 19 Power of Attorney, dated as of December 20, 2000, relating to GS Capital Partners 2000 GmbH & Co. Beteiligungs KG.*
Exhibit 20 Power of Attorney, dated as of December 20, 2000, relating to GS Capital Partners 2000 Employee Fund, L.P.*
Exhibit 21 Power of Attorney, dated as of March 20, 2000, relating to Stone Street Fund 2000, L.P.*
Exhibit 22 Power of Attorney, dated as of December 20, 2000, relating to LXH Holdings Corp.*
Exhibit 23 Power of Attorney, dated as of December 20, 2000, relating to LXH Holdings, L.P.*
Exhibit 24 Power of Attorney, dated as of December 20, 2000, relating to LXH, L.L.C.*
Exhibit 25 Power of Attorney, dated as of December 20, 2000, relating to LXH II, L.L.C.*
Exhibit 26 Stock Purchase Agreement, dated as of December 18, 2002, by and among the Company and the Limited Partnerships.
Exhibit 27 Form of Amended and Restated Governance Agreement, among the Original Purchasers, the Limited Partnerships and the Company.
Exhibit 28 Form of Amended and Restated Registration Rights Agreement, among the Company, the Original Purchasers and the Limited Partnerships.
Exhibit 29     Form of  Certificate of  Designations  of Series A Preferred
               Stock.
Exhibit 30     Form of  Certificate of  Designations  of Series B Preferred
               Stock.

--------
* Previously filed.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2002

                                   THE GOLDMAN SACHS GROUP, INC.


                                   By: /s/ Roger S. Begelman
                                      --------------------------------
                                      Name:   Roger S. Begelman
                                      Title:  Attorney-in-fact


                                   GOLDMAN, SACHS & CO.


                                   By: /s/ Roger S. Begelman
                                      --------------------------------
                                      Name:   Roger S. Begelman
                                      Title:  Attorney-in-fact


                                   GS ADVISORS 2000, L.L.C.


                                   By: /s/ Roger S. Begelman
                                      --------------------------------
                                      Name:   Roger S. Begelman
                                      Title:  Attorney-in-fact


                                   GOLDMAN, SACHS & CO. OHG


                                   By: /s/ Roger S. Begelman
                                      --------------------------------
                                      Name:   Roger S. Begelman
                                      Title:  Attorney-in-fact

                                   GOLDMAN, SACHS MANAGEMENT GP GmbH


                                   By: /s/ Roger S. Begelman
                                      --------------------------------
                                      Name:   Roger S. Begelman
                                      Title:  Attorney-in-fact


                                   GS EMPLOYEE FUNDS 2000 GP, L.L.C.

                                   By: /s/ Roger S. Begelman
                                      --------------------------------
                                      Name:   Roger S. Begelman
                                      Title:  Attorney-in-fact


                                   STONE STREET 2000, L.L.C.


                                   By: /s/ Roger S. Begelman
                                      --------------------------------
                                      Name:   Roger S. Begelman
                                      Title:  Attorney-in-fact


                                   GS CAPITAL PARTNERS 2000, L.P.


                                   By: /s/ Roger S. Begelman
                                      --------------------------------
                                      Name:   Roger S. Begelman
                                      Title:  Attorney-in-fact


                                   GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.


                                   By: /s/ Roger S. Begelman
                                      --------------------------------
                                      Name:   Roger S. Begelman
                                      Title:  Attorney-in-fact

                                   GS CAPITAL PARTNERS 2000 GMBH & CO.
                                   BETEILIGUNGS KG


                                   By: /s/ Roger S. Begelman
                                      --------------------------------
                                      Name:   Roger S. Begelman
                                      Title:  Attorney-in-fact


                                   GS CAPITAL PARTNERS 2000 EMPLOYEE FUND, L.P.


                                   By: /s/ Roger S. Begelman
                                      --------------------------------
                                      Name:   Roger S. Begelman
                                      Title:  Attorney-in-fact


                                   STONE STREET FUND 2000, L.P.


                                   By: /s/ Roger S. Begelman
                                      --------------------------------
                                      Name:   Roger S. Begelman
                                      Title:  Attorney-in-fact


                                   LXH HOLDINGS CORP.


                                   By: /s/ Roger S. Begelman
                                      --------------------------------
                                      Name:   Roger S. Begelman
                                      Title:  Attorney-in-fact


                                   LXH HOLDINGS, L.P.


                                   By: /s/ Roger S. Begelman
                                      --------------------------------
                                      Name:   Roger S. Begelman
                                      Title:  Attorney-in-fact

                                   LXH, L.L.C.


                                   By: /s/ Roger S. Begelman
                                      --------------------------------
                                      Name:   Roger S. Begelman
                                      Title:  Attorney-in-fact


                                   LXH II, L.L.C.


                                   By: /s/ Roger S. Begelman
                                      --------------------------------
                                      Name:   Roger S. Begelman
                                      Title:  Attorney-in-fact

                                 SCHEDULE I
                                 ----------

          The name of each director of The Goldman Sachs Group, Inc. is set forth below.

          The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

          Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.


        Name                         Present Principal Occupation

Henry M. Paulson, Jr.         Chairman and Chief  Executive  Officer of The
                              Goldman Sachs Group, Inc.

Robert J. Hurst               Vice  Chairman  of The Goldman  Sachs  Group,
                              Inc.

John A. Thain                 President and Co-Chief  Operating  Officer of
                              The Goldman Sachs Group, Inc.

John L. Thornton              President and Co-Chief  Operating  Officer of
                              The Goldman Sachs Group, Inc.

Lord Browne of Madingley      Group Chief Executive of BP plc

James A. Johnson              Vice Chairman of Perseus, L.L.C.

John H. Bryan                 Retired Chairman and Chief Executive  Officer
                              of Sara Lee Corporation

Ruth J. Simmons               President of Brown University

Morris Chang                  Chairman of Taiwan Semiconductor
                              Manufacturing Company Ltd.

William W. George             Retired Chairman and Chief Executive  Officer
                              of Medtronic, Inc.

                              SCHEDULE II-A-i
                              ---------------

          The name, position and present principal occupation of each executive officer of GS Advisors 2000, L.L.C., the sole general partner of GS Capital Partners 2000, L.P. and GS Capital Partners 2000 Offshore, L.P., are set forth below.

          The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Mitchell S. Weiss is c/o Goldman, Sachs & Co., 10 Hanover Square, New York, New York 10005. The business address of Richard S. Sharp, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Atul Kapur, Michel Plantevin, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato and Melina E. Higgins is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer
A. Satter is 4900 Sears Tower, Chicago, IL 60606.

          All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic and Michel Plantevin are citizens of France. Patrick E. Mulvihill is a citizen of Ireland. Ulrika Werdelin is a citizen of Sweden.



Name                            Position                     Present Principal Occupation

Richard A. Friedman             President                    Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman             Vice President               Managing Director of Goldman, Sachs & Co

Terence M. O'Toole              Vice President               Managing Director of Goldman, Sachs & Co.

Gene T. Sykes                   Vice President               Managing Director of Goldman, Sachs & Co.

Henry Cornell                   Vice President               Managing Director of Goldman, Sachs & Co.

Richard S. Sharp                Vice President               Managing Director of Goldman Sachs International

Esta E. Stecher                 Assistant Secretary          Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra                Vice President               Managing Director of Goldman, Sachs & Co.

Muneer A. Satter                Vice President               Managing Director of Goldman, Sachs & Co.

Antoine L. Schwartz             Vice President               Managing Director of Goldman Sachs International

Steven M. Bunson                Assistant Secretary          Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli         Treasurer                    Managing Director of Goldman, Sachs & Co.

Patrick E. Mulvihill            Assistant Treasurer          Managing Director of Goldman, Sachs & Co.

David J. Greenwald              Assistant Secretary          Managing Director of Goldman, Sachs & Co.

Dan H. Jester                   Assistant Treasurer          Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic                 Vice President               Managing Director of Goldman Sachs International

Russell E. Makowsky             Assistant Secretary          Managing Director of Goldman, Sachs & Co.

Sarah G. Smith                  Assistant Treasurer          Managing Director of Goldman, Sachs & Co.

Randall A. Blumenthal           Vice President               Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale             Vice President               Managing Director of Goldman, Sachs & Co.

Douglas F. Londal               Vice President               Managing Director of Goldman, Sachs & Co.

Stephen S. Trevor               Vice President               Managing Director of Goldman Sachs International

Abraham Bleiberg                Vice President               Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato              Vice President               Managing Director of Goldman, Sachs & Co.

Robert R. Gheewalla             Vice President               Managing Director of Goldman, Sachs & Co.

Atul Kapur                      Vice President               Managing Director of Goldman Sachs International

Michel Plantevin                Vice President               Managing Director of Goldman Sachs International

Robert G. Doumar, Jr.           Vice President               Managing Director of Goldman Sachs International

Ben I. Adler                    Vice President               Managing Director of Goldman, Sachs & Co.

Melina E. Higgins               Vice President               Managing Director of Goldman, Sachs & Co.

Elizabeth C. Marcellino         Vice President               Managing Director of Goldman, Sachs & Co.

Adrian M. Jones                 Vice President               Managing Director of Goldman, Sachs & Co.

John E. Bowman                  Vice President               Vice President of Goldman, Sachs & Co.

Katherine B. Enquist            Vice President/ Secretary    Vice President of Goldman, Sachs & Co.

James B. McHugh                 Assistant Secretary          Vice President of Goldman, Sachs & Co.

Beverly L. O'Toole              Assistant Secretary          Vice President of Goldman, Sachs & Co.

Mitchell S. Weiss               Vice President               Vice President of Goldman, Sachs & Co.

Mary Nee                        Vice President               Executive Director of Goldman Sachs (Asia) L.L.C.

Ulrika Werdelin                 Vice President               Executive Director of Goldman Sachs International



                              SCHEDULE II-A-ii
                              ----------------

          The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors 2000, L.L.C., GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P., and Stone Street Fund 2000, L.P., are set forth below.

          The business address for each member listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows:
The business address of Richard S. Sharp and Antoine L. Schwartz is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

          All members listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Antoine L. Schwartz is a citizen of France.


      Name                         Present Principal Occupation

Peter M. Sacerdote           Advisory Director of Goldman, Sachs & Co.


Richard A. Friedman          Managing Director of Goldman, Sachs & Co.


Joseph H. Gleberman          Managing Director of Goldman, Sachs & Co.


Terence M. O'Toole           Managing Director of Goldman, Sachs & Co.


Gene T. Sykes                Managing Director of Goldman, Sachs & Co.


Henry Cornell                Managing Director of Goldman, Sachs & Co.


Robert V. Delaney            Managing Director of Goldman, Sachs & Co.


Richard S. Sharp             Managing Director of Goldman Sachs International


Sanjeev K. Mehra             Managing Director of Goldman, Sachs & Co.


Muneer A. Satter             Managing Director of Goldman, Sachs & Co.


Peter G. Sachs               Senior Director of The Goldman Sachs Group, Inc.


Antoine L. Schwartz          Managing Director of Goldman Sachs International

                              SCHEDULE II-B-i
                              ---------------

          The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

          The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

          The executive officers and directors listed below are citizens of Germany except Wayne L. Moore, who is a citizen of the United States.


Name                               Position                     Present Principal Occupation


Andreas Koernlein                  Managing Director            Managing Director of Goldman, Sachs & Co. oHG


Wayne L. Moore                     Managing Director            Managing Director of Goldman, Sachs & Co. oHG


Alexander C. Dibelius              Managing Director            Managing Director of Goldman, Sachs & Co. oHG


Carsten Kengeter                   Managing Director            Managing Director of Goldman, Sachs & Co. oHG



                              SCHEDULE II-B-ii
                              ----------------

          The name, position and present principal occupation of each executive officer of GS Management GP GmbH, the sole managing partner of GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, are set forth below.

          The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

          All executive officers listed below are United States citizens except Patrick E. Mulvihill who is a citizen of Ireland.


Name                                Position                       Present Principal Occupation


Richard A. Friedman                 Managing Director              Managing Director of Goldman, Sachs & Co.


Joseph H. Gleberman                 Managing Director              Managing Director of Goldman, Sachs & Co.


Terence M. O'Toole                  Managing Director              Managing Director of Goldman, Sachs & Co.


David A. Viniar                     Managing Director              Managing Director of Goldman, Sachs & Co.


Henry Cornell                       Managing Director              Managing Director of Goldman, Sachs & Co.


Esta E. Stecher                     Managing Director              Managing Director of Goldman, Sachs & Co.


Elizabeth C. Fascitelli             Managing Director              Managing Director of Goldman, Sachs & Co.


Patrick E. Mulvihill                Managing Director              Managing Director of Goldman, Sachs & Co.


David J. Greenwald                  Managing Director              Managing Director of  Goldman, Sachs & Co.


Dan H. Jester                       Managing Director              Managing Director of Goldman, Sachs & Co.


Sarah E. Smith                      Managing Director              Managing Director of Goldman, Sachs & Co.


James B. McHugh                     Managing Director              Vice President of Goldman, Sachs & Co.


Katherine B. Enquist                Managing Director              Vice President of Goldman, Sachs & Co.


John E. Bowman                      Managing Director              Vice President of Goldman, Sachs & Co.



                              SCHEDULE II-C-i
                              ---------------

          The name, position and present principal occupation of each executive officer of Stone Street 2000, L.L.C., the sole general partner of Stone Street Fund 2000, L.P., are set forth below.

          The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Mitchell S. Weiss is c/o Goldman, Sachs & Co., 10 Hanover Square, New York, New York 10005. The business address of Richard S. Sharp, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Atul Kapur, Michel Plantevin, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Syaru (Shirley) Lin and Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato and Melina E. Higgins is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

          All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic and Michel Plantevin are citizens of France. Patrick E. Mulvihill is a citizen of Ireland. Ulrika Werdelin is a citizen of Sweden.



Name                              Position                        Present Principal Occupation

Peter M. Sacerdote                Chairman/President              Advisory Director of Goldman, Sachs & Co.


Peter G. Sachs                    Vice President                  Senior Director of The Goldman Sachs Group, Inc.


Richard A. Friedman               Vice President                  Managing Director of Goldman, Sachs & Co.


Joseph H. Gleberman               Vice President                  Managing Director of Goldman, Sachs & Co


Terence M. O'Toole                Vice President                  Managing Director of Goldman, Sachs & Co.


Gene T. Sykes                     Vice President                  Managing Director of Goldman, Sachs & Co.


Henry Cornell                     Vice President                  Managing Director of Goldman, Sachs & Co.


Richard S. Sharp                  Vice President                  Managing Director of Goldman Sachs International


Esta E. Stecher                   Vice President/Assistant        Managing Director of Goldman, Sachs & Co.
                                  Secretary


Sanjeev K. Mehra                  Vice President/Treasurer        Managing Director of Goldman, Sachs & Co.


Muneer A. Satter                  Vice President                  Managing Director of Goldman, Sachs & Co.


Antoine L. Schwartz               Vice President                  Managing Director of Goldman Sachs International


Steven M. Bunson                  Assistant Secretary             Managing Director of Goldman, Sachs & Co.


Elizabeth C. Fascitelli           Vice President                  Managing Director of Goldman, Sachs & Co.


Patrick E. Mulvihill              Assistant Treasurer             Managing Director of Goldman, Sachs & Co.


David J. Greenwald                Vice President/Assistant        Managing Director of Goldman, Sachs & Co.
                                  Secretary


Hughes B. Lepic                   Vice President                  Managing Director of Goldman Sachs International


Russell E. Makowsky               Assistant Secretary             Managing Director of Goldman, Sachs & Co.


Sarah G. Smith                    Assistant Treasurer             Managing Director of Goldman, Sachs & Co.


Dan H. Jester                     Assistant Treasurer             Managing Director of Goldman, Sachs & Co.


Randall A. Blumenthal             Vice President                  Managing Director of Goldman, Sachs & Co.


Syaru (Shirley) Lin               Vice President                  Managing Director of Goldman Sachs (Asia) L.L.C.


Douglas F. Londal                 Vice President                  Managing Director of Goldman, Sachs & Co.


Stephen S. Trevor                 Vice President                  Managing Director of Goldman Sachs International


Abraham Bleiberg                  Vice President                  Managing Director of Goldman, Sachs & Co.


Joseph P. DiSabato                Vice President                  Managing Director of Goldman, Sachs & Co.


Robert R. Gheewalla               Vice President                  Managing Director of Goldman, Sachs & Co.


Atul Kapur                        Vice President                  Managing Director of Goldman Sachs International


Michel Plantevin                  Vice President                  Managing Director of Goldman Sachs International


Robert G. Doumar, Jr.             Vice President                  Managing Director of Goldman Sachs International


Ben I. Adler                      Vice President                  Managing Director of Goldman, Sachs & Co.


Melina E. Higgins                 Vice President                  Managing Director of Goldman, Sachs & Co.


Elizabeth C. Marcellino           Vice President                  Managing Director of Goldman, Sachs & Co.


John E. Bowman                    Vice President                  Vice President of Goldman, Sachs & Co.


Raymond G. Matera                 Vice President                  Vice President of Goldman, Sachs & Co.


Katherine B. Enquist              Vice President/Secretary        Vice President of Goldman, Sachs & Co.


James B. McHugh                   Assistant Secretary             Vice President of Goldman, Sachs & Co.


Beverly L. O'Toole                Assistant Secretary             Vice President of Goldman, Sachs & Co.


Mitchell S. Weiss                 Vice President                  Vice President of Goldman, Sachs & Co.


Mary Nee                          Vice President                  Executive Director of Goldman Sachs (Asia) L.L.C.


Richard J. Stingi                 Vice President                  Vice President of Goldman, Sachs & Co.


Ulrika Werdelin                   Vice President                  Executive Director of Goldman Sachs International



                              SCHEDULE II-C-ii
                              ----------------

          The name and principal occupation of each member of the Stone Street Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing Stone Street 2000, L.L.C., are set forth below.

          The business address for each member listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

          All members listed below except Sanjeev K. Mehra are United States citizens. Sanjeev K. Mehra is a citizen of India.


      Name                           Present Principal Occupation

Peter M. Sacerdote             Advisory Director of Goldman, Sachs & Co.

Peter G. Sachs                 Senior Director of The Goldman Sachs Group, Inc.

Richard A. Friedman            Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman            Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole             Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra               Managing Director of Goldman, Sachs & Co.

                              SCHEDULE II-D-i
                              ---------------

          The name, position and present principal occupation of each executive officer of GS Employee Funds 2000 GP, L.L.C., the sole general partner of GS Capital Partners 2000 Employee Fund, L.P., are set forth below.

          The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Mitchell S. Weiss is c/o Goldman, Sachs & Co., 10 Hanover Square, New York, New York 10005. The business address of Richard S. Sharp, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Atul Kapur, Michel Plantevin and Ulrika Werdelin is 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato and Melina E. Higgins is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

          All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic and Michel Plantevin are citizens of France. Patrick E. Mulvihill is a citizen of Ireland. Ulrika Werdelin is a citizen of Sweden.


Name                              Position                     Present Principal Occupation

Richard A. Friedman               President                    Managing Director of Goldman, Sachs & Co.


Joseph H. Gleberman               Vice President               Managing Director of Goldman, Sachs & Co.


Terence M. O'Toole                Vice President               Managing Director of Goldman, Sachs & Co.


Gene T. Sykes                     Vice President               Managing Director of Goldman, Sachs & Co.


Henry Cornell                     Vice President               Managing Director of Goldman, Sachs & Co.


Richard S. Sharp                  Vice President               Managing Director of Goldman Sachs International


Esta E. Stecher                   Vice President/              Managing Director of Goldman, Sachs & Co.
                                  Assistant Secretary


Sanjeev K. Mehra                  Vice President               Managing Director of Goldman, Sachs & Co.


Muneer A. Satter                  Vice President               Managing Director of Goldman, Sachs & Co.


Antoine L. Schwartz               Vice President               Managing Director of Goldman Sachs International


Steven M. Bunson                  Vice President/              Managing Director of Goldman, Sachs & Co.
                                  Assistant Secretary


Elizabeth C. Fascitelli           Vice President               Managing Director of Goldman, Sachs & Co.


Patrick E. Mulvihill              Assistant Treasurer          Managing Director of Goldman, Sachs & Co.


David J. Greenwald                Vice President/              Managing Director of Goldman, Sachs & Co.
                                  Assistant Secretary


Dan H. Jester                     Assistant Treasurer          Managing Director of Goldman, Sachs & Co.


Hughes B. Lepic                   Vice President               Managing Director of Goldman Sachs International


Russell E. Makowsky               Vice President/              Managing Director of Goldman, Sachs & Co.
                                  Assistant Secretary


Sarah G. Smith                    Assistant Treasurer          Managing Director of Goldman, Sachs & Co.


Randall A. Blumenthal             Vice President               Managing Director of Goldman, Sachs & Co.


Gerald J. Cardinale               Vice President               Managing Director of Goldman, Sachs & Co.


Douglas F. Londal                 Vice President               Managing Director of Goldman, Sachs & Co.


Stephen S. Trevor                 Vice President               Managing Director of Goldman Sachs International


Abraham Bleiberg                  Vice President               Managing Director of Goldman, Sachs & Co.


Joseph P. DiSabato                Vice President               Managing Director of Goldman, Sachs & Co.


Robert R. Gheewalla               Vice President               Managing Director of Goldman, Sachs & Co.


Robert G. Doumar, Jr.             Vice President               Managing Director of Goldman, Sachs & Co.


Ben I. Adler                      Vice President               Managing Director of Goldman, Sachs & Co.


Melina E. Higgins                 Vice President               Managing Director of Goldman, Sachs & Co.


Elizabeth C. Marcellino           Vice President               Managing Director of Goldman, Sachs & Co.


Adrian M. Jones                   Vice President               Managing Director of Goldman, Sachs & Co.


Atul Kapur                        Vice President               Managing Director of Goldman Sachs International


Michel Plantevin                  Vice President               Managing Director of Goldman Sachs International


John E. Bowman                    Vice President               Vice President of Goldman, Sachs & Co.


Katherine B. Enquist              Vice President/              Vice President of Goldman, Sachs & Co.
                                  Secretary


James B. McHugh                   Assistant Secretary          Vice President of Goldman, Sachs & Co.


Beverly L. O'Toole                Assistant Secretary          Vice President of Goldman, Sachs & Co.


Raymond G. Matera                 Vice President               Vice President of Goldman, Sachs & Co.


Mitchell S. Weiss                 Vice President               Vice President of Goldman, Sachs & Co.


Mary Nee                          Vice President               Executive Director of Goldman Sachs (Asia) L.L.C.


Richard J. Stingi                 Vice President               Vice President of Goldman, Sachs & Co.


Ulrika Werdelin                   Vice President               Executive Director of Goldman Sachs International



                              SCHEDULE II-D-ii
                              ----------------

          The name and principal occupation of each member of the GS Employee Funds Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Employee Funds 2000 GP, L.L.C., are set forth below.

          The business address for each member listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp and Antoine L. Schwartz is 133 Fleet Street, London EC4A 2BB, England. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

          All members listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Antoine L. Schwartz is a citizen of France.


Name                         Present Principal Occupation

Peter M. Sacerdote           Advisory Director of Goldman, Sachs & Co.


Richard A. Friedman          Managing Director of Goldman, Sachs & Co.


Joseph H. Gleberman          Managing Director of Goldman, Sachs & Co.


Terence M. O'Toole           Managing Director of Goldman, Sachs & Co.


Gene T. Sykes                Managing Director of Goldman, Sachs & Co.


Henry Cornell                Managing Director of Goldman, Sachs & Co.


Robert V. Delaney            Managing Director of Goldman, Sachs & Co.


Richard S. Sharp             Managing Director of Goldman Sachs International


Sanjeev K. Mehra             Managing Director of Goldman, Sachs & Co.


Muneer A. Satter             Managing Director of Goldman, Sachs & Co.


Scott B. Kapnick             Managing Director of Goldman, Sachs & Co.


Peter G. Sachs               Senior Director of The Goldman Sachs Group, Inc.


Antoine L. Schwartz          Managing Director of Goldman Sachs International

                                SCHEDULE III

          On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. ("Goldman Sachs") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.) (BSJ). Pursuant to the settlement, without admitting or denying the findings, Goldman Sachs consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that Goldman Sachs had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required Goldman Sachs to cease and desist from violating such provisions, and ordered Goldman Sachs to make payments totaling approximately $5.1 million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.

          In November 2002, the SEC, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Exchange Act and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.